

SEE | Sealed Air®

2022 Proxy Statement

RFID
SEE
EXP:1/31/2023
PREMIUM
QUALITY
FARMBRAND
Ground Turkey
USA
FARMBRAND
About Your Product
16 oz (1 lb) Ground Turkey
93% Lean / 7% Fat
Best By: March 22, 2022
Keep refridgerated
Always cook to 165 F
No Artificial Ingredients
Minimally Processed
Nutrition Facts
Inspired Recipes

To become a world-class, digitally-driven company automating sustainable packaging solutions











SEE | Automation

Sealed Air® BRAND PROTECTIVE PACKAGING

CRYOVAC® BRAND FOOD PACKAGING

Autobag® BRAND AUTOMATED SYSTEMS

BubbleWrap® BRAND PACKAGING





Edward (Ted) L. Doheny II
President and CEO

April 14, 2022

Dear Fellow Stockholder:

It is my pleasure to invite you to attend the Annual Meeting of Stockholders of Sealed Air Corporation to be held on Thursday, May 26, 2022, at 8:00 a.m., Eastern daylight time. This year's Annual Meeting will again be a "virtual meeting" conducted via live audio webcast to facilitate broad stockholder attendance and equal participation, from any location around the world, at no cost. Each stockholder will be able to participate in the Annual Meeting by accessing a live webcast at *www.virtualshareholdermeeting.com/SEE2022* and entering the 16-digit control number included on the stockholder's Notice of Internet Availability of Proxy Materials or proxy card. Stockholders will also be able to vote their shares and submit questions via the Internet during the meeting by participating in the webcast.

During the Annual Meeting, stockholders will be asked to elect the entire Board of Directors and to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2022. We also will be asking stockholders to approve, by an advisory vote, our 2021 executive compensation as disclosed in the Proxy Statement for the Annual Meeting. These matters are important, and we urge you to vote in favor of the election of each of the director nominees, the ratification of the appointment of our independent auditor, and the approval of our 2021 executive compensation.

We are again furnishing proxy materials to our stockholders over the Internet. This e-proxy process expedites stockholders' receipt of proxy materials, lowers our costs and reduces the environmental impact of the Annual Meeting. Today we sent to most of our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement for the Annual Meeting and our 2021 Annual Report to Stockholders, as well as how to vote via the Internet. Other stockholders will receive copies of the Proxy Statement, a proxy card and the 2021 Annual Report by mail or e-mail.

It is important that you vote your shares of common stock at the virtual meeting or by proxy, regardless of the number of shares you own. You will find the instructions for voting on your Notice of Internet Availability of Proxy Materials or proxy card. We appreciate your prompt attention.

The Board of Directors invites you to participate in the Annual Meeting so that management can discuss business trends with you, listen to your suggestions and answer your questions. Thank you for your continuing support, and we look forward to joining you at Sealed Air's 2022 Annual Meeting.

Sincerely,

Ted Doheny

Edward (Ted) L. Doheny II



Notice of Annual Meeting of Stockholders

Sealed Air Corporation, a Delaware corporation ("Sealed Air"), will hold its Annual Meeting of Stockholders (the "Annual Meeting") on May 26, 2022, at 8:00 a.m., Eastern daylight time. The Annual Meeting will again be conducted as a virtual meeting via live audio webcast. Each stockholder may participate in the Annual Meeting, including casting votes and submitting questions, by accessing the live audio webcast at *www.virtualshareholdermeeting.com/SEE2022* and then using the 16-digit control number provided on the Notice of Internet Availability of Proxy Materials or proxy card being delivered to the stockholder. Online check-in to the Annual Meeting webcast will begin at 7:45 a.m., Eastern daylight time, and stockholders are encouraged to allow ample time to log in to the meeting webcast and test their computer audio system. There will be no physical location for the Annual Meeting.

The purposes for the Annual Meeting are to consider and vote upon:

1. Election of each of the following nominees as Directors:

Elizabeth M. Adefioye	Zubaid Ahmad	Françoise Colpron
Edward L. Doheny II	Henry R. Keizer	Harry A. Lawton III
Suzanne B. Rowland	Jerry R. Whitaker	

2. Ratification of the appointment of PricewaterhouseCoopers LLP as Sealed Air's independent auditor for the year ending December 31, 2022

3. Approval, as an advisory vote, of 2021 executive compensation as disclosed in the attached Proxy Statement

4. Such other matters as properly come before the Annual Meeting

The Board of Directors has fixed the close of business on March 28, 2022 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. Sealed Air is making available or mailing its 2021 Annual Report to all stockholders of record as of the record date. Additional copies of the 2021 Annual Report are available upon written request to the Corporate Secretary at Sealed Air Corporation, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208.

Because it is important that as many stockholders as possible be represented at the Annual Meeting, stockholders should review the attached Proxy Statement promptly and carefully and then vote. A stockholder may vote by following the instructions for voting set forth on the Notice of Internet Availability of Proxy Materials or proxy card. A stockholder who receives a paper copy of the proxy card by mail will also receive a postage-paid, addressed envelope that can be used to return the completed proxy card. A stockholder who joins the Annual Meeting may vote electronically at the Annual Meeting.

Sealed Air will maintain a list of stockholders of record as of the record date at Sealed Air's corporate headquarters, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina, for a period of ten days prior to the Annual Meeting.

On behalf of the Board of Directors,

Angel S. Willis
Vice President, General Counsel and Secretary

Charlotte, North Carolina
April 14, 2022

Important Notice Regarding Availability of Proxy Materials for Annual Meeting on May 26, 2022:
Sealed Air's Notice of Annual Meeting of Stockholders, Proxy Statement and 2021 Annual Report
to Stockholders are available at *https://ir.sealedair.com/reports-filings/annual-meeting*.

Participation in the Virtual Annual Meeting

Date and Online Check-In Time	Virtual Meeting Webcast Address
May 26, 2022 7:45 a.m., EDT	www.virtualshareholdermeeting.com/SEE2022

The Board of Directors considers the appropriate format of our annual meeting of stockholders on an annual basis. This year the Board again chose a virtual meeting format for the Annual Meeting to facilitate broad stockholder attendance and equal participation, from any location around the world, at no cost. The virtual meeting format will allow our stockholders to engage with us at the Annual Meeting from any geographic location, using any convenient internet-connected devices, including smart phones and tablets, as well as laptop or desktop computers. We will be able to engage with all stockholders as opposed to just those who can afford to travel to an in-person meeting. The virtual format allows stockholders to submit questions and comments during the meeting.

The live audio webcast of the Annual Meeting will be available for listening by the general public, but participation in the Annual Meeting, including voting shares and submitting questions, will be limited to stockholders. To ensure they can participate, stockholders and proxyholders should visit **www.virtualshareholdermeeting.com/SEE2022 and enter the 16-digit control number** included on their Notice of Internet Availability of Proxy Materials or proxy card. If you wish to participate in the meeting and your shares are held in street name, you must obtain, from the broker, bank or other organization that holds your shares, the information required, including a 16-digit control number, in order for you to be able to participate in, and vote at, the Annual Meeting.

If you have any questions or concerns regarding meeting access or procedures prior to the Annual Meeting, please call: 1-704-503-8841 or send emails to **investor.relations@sealedair.com**. For technical support during the check in or at meeting time, please call: 1-844-986-0822 (toll-free) or 1-303-562-9302 (toll line).

Stockholders can vote their shares and submit questions via the Internet during the Annual Meeting by accessing the annual meeting website at *www.virtualshareholdermeeting.com/SEE2022*. Following adjournment of the formal business of the Annual Meeting, we will address appropriate questions from stockholders regarding Sealed Air in the order in which the questions are received. If we receive substantially similar questions, we will group those questions together and provide a single response to avoid repetition. Additional information regarding the submission of questions during the Annual Meeting can be found in our 2022 Annual Meeting Rules of Conduct and Procedure, available at *www.virtualshareholdermeeting.com/SEE2022*.



Sealed Air Corporation
2415 Cascade Pointe Boulevard
Charlotte, North Carolina 28208

Proxy Statement Dated April 14, 2022

2022 Annual Meeting of Stockholders

Sealed Air Corporation, a Delaware corporation, is furnishing this Proxy Statement and related proxy materials in connection with the solicitation by its Board of Directors of proxies to be voted at its 2022 Annual Meeting of Stockholders and any adjournments. Sealed Air Corporation is providing these materials to the holders of record of its common stock, par value $0.10 per share, as of the close of business on March 28, 2022 and is first making available or mailing the materials on or about April 14, 2022.

The Annual Meeting is scheduled to be held by webcast as follows:

Date ....Thursday, May 26, 2022

Time ....8:00 a.m., Eastern daylight time

Meeting Website Address www.virtualshareholdermeeting.com/SEE2022

Your vote is important. Please see the detailed information that follows.

Contents

2022 Proxy Summary	1
Corporate Governance	13
Board of Directors Overview	13
Board Diversity	15
Board Meetings, Committee Membership and Attendance	15
Compensation Committee Interlocks and Insider Participation	19
Board and Committee Evaluations	19
Hedging Policy	19
Corporate Governance Materials	19
Communicating with Directors	20
Certain Relationships and Related-Person Transactions	21
Director Compensation	22
Proposal 1. Election of Directors	26
Director Qualifications	26
Identifying and Evaluating Nominees for Directors	27
Information Concerning Nominees	27
Nominees for Election as Directors	28
Beneficial Ownership Table	35
Executive Compensation	37
Compensation Discussion and Analysis	37
Compensation Committee Report	58
Board Oversight of Compensation Risks	59
Executive Compensation Tables	60
CEO Pay Ratio	70
Equity Compensation Plan Information	71
Proposal 2. Ratification of Appointment of Independent Auditor for 2022	72
Principal Independent Auditor Fees	73
Audit Committee Pre-Approval Policies and Procedures	73
Report of Audit Committee	74
Proposal 3. Approval of Executive Compensation on Advisory Basis	76
Questions and Answers about the Annual Meeting	77
Vote Required for Election or Approval	82
Stockholder Proposals and Business for 2023 Annual Meeting	83
Delivery of Documents to Security Holders Sharing an Address	84
Other Matters	84
Reconciliation of GAAP and Non-GAAP Financial Measures	Annex A

Cautionary Statement Regarding Forward-Looking Statements. Certain statements contained in this Proxy Statement are or may be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. We use words such as "anticipate," "believe, "expect," "future," "intend" "strive," "seek," "goal," "may," "will," "continue," "target" and similar expressions to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements other than purely historical information, including statements regarding our operating model, plans and strategies and our environmental, social and governance goals, made in this document are forward-looking. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual outcomes and results may differ materially from those expressed in, or implied by, forward-looking statements due to a variety of factors, including the uncertainties and risks discussed in our 2021 Annual Report on Form 10-K and subsequent Securities and Exchange Commission ("SEC") filings. You should not place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements.

Information Referenced in this Proxy Statement. Website references throughout this document are provided for convenience only, and the content of the referenced websites, including the content on our Company website, is not, and shall not be deemed to be, part of this Proxy Statement or incorporated into this Proxy Statement or into any of our other filings with the SEC.

2022 Proxy Summary

This summary highlights information about Sealed Air and the Annual Meeting. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. References in this Proxy Statement to "Sealed Air," "SEE," and "Company," and to "we," "us," "our" and similar terms, refer to Sealed Air Corporation.

Annual Meeting of Stockholders

Time and Date:	Meeting Webcast Address	Record Date
8:00 a.m., Eastern daylight time, on May 26, 2022	www.virtualshareholdermeeting.com/ SEE2022	Close of business on March 28, 2022

Voting: Holders will be entitled to one vote at the Annual Meeting for each of the outstanding shares of our common stock they hold of record as of the record date.

Votes Eligible to be Cast: A total of 146,082,455 votes are eligible to be cast on each proposal at the Annual Meeting.

Annual Meeting Agenda

Proposal	Board Recommendation
1 **Election of Directors**	**For each nominee**
2 **Ratification of Appointment of Independent Auditor for 2022**	**For**
3 **Approval of 2021 Executive Compensation on an Advisory Basis**	**For**

How to Cast Your Vote

You can vote by any of the following methods:

Until 11:59 p.m., EDT, on May 25, 2022

 **Internet:**
www.proxyvote.com

 **Telephone:**
+1-800-454-8683 if you beneficially own shares held in "street name"
+1-800-690-6903 if you are the stockholder of record

 **By Mail:**
Completed, signed and returned **proxy card**

At the Annual Meeting on May 26, 2022

 **Internet:**
By joining the Annual Meeting at **www.virtualshareholdermeeting.com/ SEE2022** if you are the stockholder of record or if you hold a proxy from the broker, bank or other nominee holding your shares in street name

If you participate in our 401(k) and Profit-Sharing Plan, you may use the proxy card to provide voting instructions to Fidelity Management Trust Company, as trustee, and your completed, signed card must be delivered to the trustee by 11:59 p.m., Eastern daylight time, on May 23, 2022.

Our Purpose

We are in business to protect, to solve critical packaging challenges, and to make our world better than we find it.

We are a leading global provider of packaging solutions integrating high-performance materials, automation, equipment and services. SEE designs and delivers packaging solutions that preserve food, protect goods, automate packaging processes, and enable e-commerce and digital connectivity for packaged goods. Our packaging solutions are designed to help customers automate their operations to be increasingly touchless and more resilient, safer, less wasteful, and enhance brand engagement with consumers.

We deliver our packaging solutions to an array of end markets including fresh proteins, foods, fluids, medical and healthcare, e-commerce, logistics and omnichannel fulfillment operations, and industrials. We serve customers across 114 countries/territories directly and through a diversified distribution network. We aim to deliver savings to our customers and accelerate payback on their investments. We invest in technology and innovation that transform our industry toward a more sustainable future.

Our Vision

To become a world-class, digitally-driven company automating sustainable packaging solutions.

We are building the SEE Solutions Ecosystem from our operations to our customers' operations and to consumers, with Automation, Digital and Sustainability driving growth.

Best Solutions, Right Price, Make them Sustainable

Eliminate Waste → Simplify the Process → Zero Harm → Digital & Touchless Automation



SEE *Touchless **Automation*** — SEE ***Sustainability*** — SEE ***Digital***

Caring People Culture Creating World-Class Digital Experience

SEE Operations







SEE Operating Engine

Customer Operations

CRYOVAC
CRYOVAC

Auto… Load, Bag & Digital Print

Digital Experience

FARMBRAND

SEE Mark™ Smart Packaging

Innovation, Supplier, and Customer Partnerships

Accelerating Digital Transformation and Creating Circular Solution Models



SEE Operating Model: Accelerating to World-Class

We expect the execution of our strategy and the power of the SEE Operating Engine to deliver higher, above market performance. As a result, we have raised our SEE Operating Model annual growth goals as set forth below.



Sales	5 to 7% growth
Earnings	Adj. EBITDA 7 to 9% growth Operating Leverage[1] >30%
EPS	Adj. EPS >10% growth
Cash	>50% FCF conversion[2] ROIC > WACC[3]

[1] Operating Leverage measures the ratio between year over year change in Adjusted EBITDA and the year-over-year change in net trade sales.

[2] FCF conversion is the ratio of free cash flow divided by Adjusted EBITDA.

[3] ROIC means return on invested capital. WACC means weighted average cost of capital.

Our Strategy

SEE caring, high-performance people + digital growth culture

We are bringing people together with a future that is more digitally connected. We prioritize our people and recognize the importance they play in realizing our purpose. Through digital platforms, we are accelerating our efforts to retain, attract and motivate top talent, train our leadership teams, develop future leaders, shape a caring, high-performance organization and culture, and drive top benchmark employee engagement.

Creating SEE Touchless Automation™ experience

With our SEE Automation™ solutions, we aim to solve our customers' automation needs while creating significant return on their investments through savings and increased productivity. We have focused on increasing our equipment offerings which help our customers automate packaging processes. In addition, through our SEE Operating Engine, we are automating our own operations to make them more sustainable and generate productivity savings.

Digital transformation from innovate to solve in our ecosystem

We have launched the MySEE digital e-commerce platform to make doing business with SEE easier and more efficient. We are investing in automation and digital technologies that enhance performance, efficiency and monitoring in customers' and our own operations. We are developing smart packaging that can enable traceability and deliver digital content. We are investing in digital printing to drive customer savings, generate demand and enhance brand image and shelf impact. We are accelerating our digital transformation by partnering with leading digital companies.

Best solutions, at the right price, and make them sustainable

Sustainability is embedded in our purpose and vision. We have set ambitious environmental goals aimed to lead the industry towards a better future. We are designing high-performance packaging materials with recyclability in mind, to make sustainability more affordable, and to create a pathway for a circular economy. We are transforming our operations and our customers' operations with SEE Touchless Automation™ which aims to improve efficiency, eliminate waste, simplify processes, and create a safer working environment.

Purpose driven capital allocation **to create value for our shareholders and society**

Our capital allocation strategy fuels the SEE Operating Engine and is rooted in economic value add with the goal to drive profitable, above market organic growth, and attractive returns on invested capital. We invest through capital expenditures, research and development, acquisitions, and other investments aligned with our strategy. SEE Ventures is embedded in our capital allocation strategy, through which we invest in entrepreneurial and disruptive technologies that present opportunities to accelerate innovation and increase speed to market. In addition, dividends and share repurchases are used to return capital to shareholders.

SEE Operating Engine Fueled by the 4P'S

P*eople + Digital: SEE caring, high-performance culture*

Leveraging the power of operating as One SEE, driving productivity, swarming challenges and opportunities; creating a digital connection between people and the customer experience, both internally and externally; rewarding value creation, executing talent strategies to develop, retain and attract top talent; focusing on diversity, equity and inclusion (DEI) leadership and environmental, social, and governance (ESG) excellence.

P*erformance: World-class*

Outperform the markets we serve through our SEE Operating Engine; create customer references by offering the best service and being "at the table and online" with our customers; execute a purpose-driven capital allocation mindset.

P*latforms: Best Solutions, right price, make them sustainable*

Focus on leading solutions that generate customer savings; SEE Touchless Automation™ — doing more with less by investing and working smarter; aiming to create significant customer savings.

P*rocesses: SEE Operating Engine*

Embed SEE Operating Engine into everything we do, thereby eliminating waste, automating and simplifying processes, and removing people from harm's way.

S*ustainability: Make our world better than we find it*

Drive environmental, social, and governance excellence by focusing on achieving goals that aim to make our world better than we find it. SEE is dedicating innovation, research and development resources to design or advance packaging materials to be recyclable or reusable and contain more recycled and or renewable content and has announced a goal to reach net-zero carbon emissions within our operations by 2040.

2021 Highlights

In 2021, we delivered strong sales and earnings, overcoming dramatic inflationary, supply, and COVID challenges. Our results are a testament to our culture, people, and the powerful SEE Operating Engine.

Total Shareholder Return	Net Sales	Net Earnings	Adj EBITDA*
97.5%	**$5.5B**	**$491M**	**$1.13B**
'19-'21 Performance Period	+13% year over year	+1% year over year	+8% year over year

EPS	Adj EPS*	Cash Flow from Operations	Free Cash Flow*
$3.22	**$3.55**	**$710M**	**$497M**
+4% year over year	+11% year over year		

* Represents a non-GAAP financial measure. See Annex A for reconciliations of GAAP and non-GAAP financial measures.



Environmental, Social and Governance Highlights

Sustainability Is in Everything We Do and Fueling Our Growth

At SEE, environmental sustainability is integrated in our business strategy. Our priorities and commitments represent what we believe is important for creating a future that is more sustainable.

Accelerating the Advancement of a Circular Economy

We are working to achieve our 2025 Sustainability and Materials Pledge aimed to increase materials circularity in the industry through innovation, reducing plastic and other materials waste and collaborating for change.

Investment in Innovation. Dedicating innovation, research and development resources to design or advance packaging materials to be recyclable or reusable and contain more recycled and or renewable content.

Reduce Plastic and Other Materials Waste. Committing to ambitious targets of recycled content across all packaging solutions which maximize post-consumer recycled content.

Collaborate for Change. Building strategic partnerships, combining talent, resources and experience to scale solutions that drive a circular economy. SEE is a member of the Alliance to End Plastic Waste and an active participant in the American Chemistry Council.

Mitigating Climate Change

Sealed Air has set a goal to reach net-zero carbon emissions for its global operations by 2040. The Company will continue to reduce Scope 1 and 2 carbon emissions through investments in renewable energy and by increasing efficiencies across its operations.

Preserving Resources

We focus on reducing water use, energy use, and waste in our operations and throughout the supply chain while innovating, manufacturing and delivering high-performance packaging solutions.

SEE Ventures — Investing in a Sustainable Future

SEE Ventures is part of our capital allocation strategy focused on investing in early-stage disruptive technologies and new business models for growth. Our SEE Ventures investment portfolio includes those that advance plastic recycling and a circular economy.

SEE Caring, High-Performance Culture

At Sealed Air, we are developing a caring, high-performance culture that is guided by our purpose and focuses on creating long-term value for our stakeholders and society.

Culture Council Leading Transformation

In 2021, the Company created the Culture Council to assist in leading our culture transformation. The Culture Council is focused on executing six workstreams designed to further embed our high-performance culture throughout our organization.

Diversity, Equity and Inclusion: promoting a diverse, equitable, trusting and inclusive culture for all employees.

SEE Operating Engine: capturing our transformation successes into an operating engine that continues to reinvent our business from within.

Operational Excellence: pursuing continuous improvement opportunities.

SEE Academy: nurturing a learning culture that thrives on personal growth and development, strengthening our capabilities to deliver world-class results.

Total Wellbeing and Experience: strengthening our people through total wellbeing, physical and mental health, social, career, financial and community impact.

Community Impact: establishing a framework and resources to encourage active involvement in global philanthropic efforts, to empower local community engagement and to scale social impact in our communities.

Diversity, Equity and Inclusion Strengthening Our Culture

On our journey to world class, we are committed to creating a diverse workplace where each person feels valued and respected. Our individual, unique perspectives and inclusive culture will make our world better than we find it. It's our responsibility to help drive the change we want to see. We are pledging to:

- ✓ Champion equal pay for work of equal value across our organization

- ✓ Lead with a senior leadership team that reflects the cultural diversity of our global footprint

- ✓ Increase gender diversity across employees globally to more than 30% by 2025

- ✓ Increase the representation of racial and ethnic minorities in our United States workforce to above 35% by 2025

- ✓ Build a more inclusive culture with our employees across the globe

As of December 31, 2021, 25% of our global employee base are female and 34% of our U.S. workforce belong to racial and ethnic minority groups. We provide our consolidated EEO-1 report and additional information on our diversity, equity and inclusion actions on our website at https://www.sealedair.com/company/our-company/diversity-equity-and-inclusion.



Governance Best Practices

We operate on a strong governance foundation	✓ Annual election of all directors
	✓ Adopted the "Rooney Rule," which requires women and minority candidates to be included in the pools from which nominees for the Board are considered
	✓ Majority voting standard for director elections, with resignation policy
	✓ Seven of eight director nominees are independent, including the Chairman of the Board
	✓ Independent Audit, Nominating and Corporate Governance, and Organization and Compensation Committees
	✓ Oversight of environmental, social and governance matters assigned to the Nominating and Corporate Governance Committee
	✓ Oversight of matters relating to corporate culture, employee engagement, diversity, equity and inclusion assigned to the Organization and Compensation Committee
	✓ Robust risk oversight by the Board and its committees
	✓ Annual Board and committee self-evaluations
	✓ Regular executive sessions of independent directors
	✓ Mandatory retirement policy for directors
	✓ Proxy access rights
	✓ Stock ownership guidelines for directors and executives
	✓ Orientation for all new directors and ongoing director education programs

Pro-Active Stockholder Engagement

We regularly engage with current and prospective stockholders. In 2021 we engaged with stockholders representing approximately 64% of our outstanding shares, and we discussed subjects such as long-term strategy, financial performance, acquisitions and divestitures, major trends and issues affecting the Company's businesses, industry dynamics, executive compensation, sustainability, and environmental, social and governance matters. See "Executive Compensation—Compensation Discussion and Analysis—2021 Say-on-Pay Vote & Stockholder Outreach" for more information regarding stockholder engagement efforts relating to our executive compensation program.

The Nominating and Corporate Governance Committee oversees the Company's stockholder engagement activities. The feedback received from our stockholder engagement efforts is communicated to and considered by the Board, and our engagement activities have produced valuable feedback that helps inform our decisions and our strategy, when appropriate.

Code of Conduct and Ethics as the Foundation of Our Culture

Our Code of Conduct was approved by the Board and applies to our directors, officers, employees, suppliers and other third-party business partners. Our employees are required to review the Code of Conduct annually and affirm their adherence in writing. Employees receive regular online education as part of enhanced global ethics and compliance programs. This training includes required and monitored courses for employees in specific roles based on associated risk and function. The topics of online courses include the Code of Conduct, anti-bribery, anti-corruption, conflicts of interest, workplace respect and others. The Integrity Committee, with executive and senior leader membership, oversees the Company's ethics and integrity programs. The Audit Committee regularly receives updates on matters relating to such programs.

Additional information on our environmental, social and governance efforts is available on our website at www. sealedair.com/company/sustainability.

Proposal 1. Election of Directors

Nominees

We are asking stockholders to elect the following eight director nominees. Each of the nominees currently serves as a director of Sealed Air. Information in the table is as of April 14, 2022.

	Name	Occupation	Director Since	Independent	Other Public Co. or Registered Investment Co. Boards
	Elizabeth M. Adefioye Age 54	Chief People Officer of Emerson Electric Co.	March 2022	✓	0
	Zubaid Ahmad Age 60	Founder and Managing Partner at Caravanserai Partners, LLC	2020	✓	0
	Françoise Colpron Age 51	Group President, North America of Valeo SA	2019	✓	0
	Edward L. Doheny II Age 59	President and CEO of Sealed Air	2017		1
	Henry R. Keizer Age 65	Retired Deputy Chairman and COO of KPMG	2017	✓	2
	Harry A. Lawton III Age 47	President and CEO of Tractor Supply Company	2019	✓	1
	Suzanne B. Rowland Age 60	Retired Group Vice President, Industrial Specialties, of Ashland Global Holdings, Inc.	2020	✓	2
	Jerry R. Whitaker Age 71	Retired President of Electrical Sector-Americas, Eaton Corporation	2012	✓	1



Nominee Composition



Independence

88%

1
7

- ■ Independent
- ▫ Non-independent

Gender Diversity

38%

3
5

- ■ Female
- ▫ Male

Race & Ethnic Diversity

25%

2
6

- ■ US Ethnic Minority

Tenure

Average < 4 years

1
3
4

- ■ 0-2 years
- ▫ 3-5 years
- ▫ >5 years

Nominee Skills and Experience

	Adefioye	Ahmad	Colpron	Doheny	Keizer	Lawton	Rowland	Whitaker
Executive Leadership	•	•	•	•	•	•	•	•
Global Business	•	•	•	•	•	•	•	•
Finance and Accounting		•		•	•	•	•	•
Manufacturing and Industry Experience	•	•	•	•	•		•	•
Environmental and Sustainability	•		•	•			•	
Strategic Planning	•	•	•	•	•	•	•	•
Corporate Governance		•	•	•	•	•	•	•
Risk Management	•	•	•	•	•	•	•	•
Technology, Science and Innovation	•		•	•	•		•	•
Human Resources	•	•	•	•	•		•	•

Proposal 2. Ratification of Appointment of Independent Auditor for 2022

We are asking stockholders to ratify the Audit Committee's retention of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as our independent auditor to examine and report on our consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2022.

Proposal 3. Approval of 2021 Executive Compensation on an Advisory Basis

We are asking for stockholder approval, on an advisory basis in accordance with SEC rules, of the 2021 compensation of our "named executive officers" as disclosed under "Executive Compensation" in this Proxy Statement, including the disclosures set forth thereunder in "—Compensation Discussion and Analysis" and the compensation tables and related narrative discussion.

2021 Executive Total Target Direct Compensation Mix





* "Performance-Based" means AIP + PSU
CEO
RSU 21%
Base Salary 14%
AIP 16%
PSU 49%
65% Performance Based*
Other NEOs
RSU 14%
Base Salary 31%
AIP 22%
PSU 33%
55% Performance Based*

Key Elements of Our Executive Compensation Program

The following table summarizes the main components of our executive compensation program for our named executive officers.

Compensation Element	Description	Objectives
Base Salary	Fixed cash compensation based on role and duties	Appropriate level of market based fixed pay Assist with recruitment and retention
Annual Incentive	Annual cash award based on company financial performance with 0%-200% payout Company, business unit and individual goals may also be considered	Reward executives for driving superior operating and financial results over a one-year timeframe Create a direct correlation between business success and financial reward
Long-Term Incentives	70% PSUs earned based on performance, typically over three-year period with 0%-250% payout 30% time-vesting RSUs vesting annually over three years	Reward achievement of longer-term goals and value creation Create direct correlation between longer-term business success and financial reward Encourage retention and ownership
Retirement Plans	401(k) and Profit-Sharing Plan Non-qualified deferred compensation plan	Provide retirement income and wealth creation for participants Assist with recruitment and retention
Severance Benefits	Executive Severance Plan, with reasonable severance benefits	Assist with recruitment and retention
Other Benefits	Health care and life insurance programs Limited perquisites	Competitive with peer companies Assist with recruitment and retention

Key Compensation Policies and Practices

The Organization and Compensation Committee believes that our executive compensation program follows best practices aligned to long-term stockholder interests, as summarized below:

What We Do

✓	**Majority of Compensation is Performance-Based**	65% of total target direct compensation for CEO, and 55% of total target direct compensation for other NEOs, is performance-based
✓	**Performance Goals for Both Annual and Long-Term Awards**	Use multiple, balanced measures, including use of both absolute and relative measures for long-term awards
✓	**Stock Ownership Policy**	Multiple of base salary must be held in common stock — 6x for CEO and 3x for other NEOs; 50%-100% of after-tax shares must be held until ownership goal is met
✓	**Compensation Recoupment (Clawback) Policy**	Recovery of annual or long-term incentive compensation based on achievement of financial results that were subsequently restated due to error or misconduct, regardless of whether the NEO was responsible for the error or misconduct
✓	**Receive Advice from Independent Compensation Consultant**	Compensation consultant (FW Cook and Pearl Meyer) provides no other services to Sealed Air
✓	**Double-Trigger Vesting of Equity Compensation Upon a Change in Control**	Under our equity compensation plans, vesting following a change in control requires involuntary termination of employment

What We Don't Do

✗	**No Supplemental Executive Retirement Plans for NEOs**	Consistent with focus on performance-oriented environment; reasonable and competitive retirement programs offered
✗	**No Change in Control Excise Tax Gross-Ups**	Consistent with focus on performance-oriented environment and commitment to best practices aligned to long-term stockholder interests
✗	**No Excessive Perquisites or Severance Benefits**	Consistent with focus on performance-oriented environment and commitment to best practices aligned to long-term stockholder interests
✗	**No Hedging or Pledging of Company Stock**	Applies to all executive officers and directors



Corporate Governance

Board of Directors Overview

Under our Bylaws and the Delaware General Corporation Law, our business and affairs are managed by or under the direction of the Board of Directors, which delegates some of its responsibilities to its Committees. The Nominating and Corporate Governance Committee of the Board periodically reviews the size of the Board to ensure that the number of directors most effectively supports our Company. We have a strong commitment to diversity of background and experience among our directors, as described below under "— Board Diversity" and "Proposal 1. Election of Directors — Director Qualifications."

Board Leadership Structure



Jerry R. Whitaker
Age: 71
Director Since: 2012
Occupation: Retired President of Electrical Sector-Americas, Eaton Corporation

Jerry R. Whitaker was elected as the Chairman of the Board of Directors in 2018. The Chairman presides at meetings of the Board at which he or she is present and leads the Board in fulfilling its responsibilities as specified in the Bylaws. The Chairman has the right to call special and emergency meetings. The Chairman serves as the liaison for interested parties who request direct communications with the Board.

Notwithstanding the appointment of a Chairman, the Board considers all of its members responsible and accountable for oversight and guidance of its activities. All directors have the opportunity to request items to be included on the agendas of upcoming meetings.

The Board believes having an independent Chairman is beneficial because it ensures that management is subject to independent and objective oversight and the independent directors have an active voice in the governance of Sealed Air. The leadership structure is reviewed annually as part of the Board's self-assessment process, and changes may be made in the future to reflect the Board's composition as well as our needs and circumstances.

Independence of Directors

Under our Corporate Governance Guidelines adopted by the Board and the requirements of the New York Stock Exchange, or NYSE, the Board of Directors must consist of a majority of independent directors. The Board annually reviews the independence of all non-employee directors. The Board has established categorical standards consistent with the corporate governance standards of the NYSE to assist it in making determinations of the independence of Board members. We have posted a copy of our Standards for Director Independence on our website at *https://ir.sealedair.com/corporate-governance/highlights*. These categorical standards require that, to be independent, a director may not have any material relationship with Sealed Air. Even if a director meets all categorical standards for independence, the Board reviews other relationships with Sealed Air in order to conclude that each independent director has no material relationship with Sealed Air either directly or indirectly.

The Board has determined that the following director nominees are independent: Elizabeth M. Adefioye, Zubaid Ahmad, Françoise Colpron, Henry R. Keizer, Harry A. Lawton III, Suzanne B. Rowland and Jerry R. Whitaker. The Board has also determined that Michael P. Doss and Neil Lustig, who are current directors but are not standing for re-election to the Board at the 2022 Annual Meeting, are independent, and that Dr. Jacqueline B. Kosecoff, who retired from the Board effective as of the 2021 Annual Meeting of Stockholders, was independent while she served as a director.

Board Oversight of Strategy

Oversight of Sealed Air's business strategy and planning is a key responsibility of the Board. The Board has dedicated one Board meeting each year to an in-depth review of Sealed Air's long-term strategic plan. The Board also regularly reviews strategy-related matters at other Board meetings throughout the year, such as key market trends, innovation and the competitive landscape. To monitor management's execution of Sealed Air's strategic goals, the Board receives regular updates and is actively engaged in dialogues with management.

Board Oversight of Sustainability and Environmental, Social and Governance (ESG) Matters

We recognize sustainability and ESG as strategic business imperatives at Sealed Air and have made them an integral part of our strategy and business. Recognizing the importance of these matters, the Board designated the Nominating and Corporate Governance Committee with the responsibility of overseeing our sustainability strategies and other matters concerning ESG and public policy issues affecting Sealed Air. The Board also designated the Organization and Compensation Committee with the responsibility of overseeing our workforce and people management strategies, including matters relating to corporate culture, employee engagement, and diversity, equity and inclusion in furtherance of our ESG related strategies.

The Board is highly engaged in assessing sustainability and ESG matters affecting Sealed Air. The Board and its committees regularly discuss Sealed Air's sustainability and ESG matters with management. In 2021, such discussions included matters related to corporate culture, sustainability and circular economy, carbon neutrality, climate and natural disaster responses, diversity, equity and inclusion, employee health and safety, materiality assessment, stakeholder engagement, community impact, as well as ESG reporting and governance.

For highlights of our ESG initiatives, see "2022 Proxy Summary—Environmental, Social and Governance Highlights."

Board Oversight of Risk

The Board of Directors is actively involved in oversight of risks that could affect Sealed Air. The Board has delegated oversight of certain specific risk areas to Committees of the Board. For example, the Audit Committee oversees cybersecurity risk management as well as our major financial risk exposures and the steps we have taken to monitor and control such exposures, while the Organization and Compensation Committee considers risks arising in connection with the design of the Company's compensation programs and succession planning. The risk oversight responsibility of each Board Committee is described in its committee charter available at *https://ir.sealedair.com/corporate-governance/committee-composition*. The Board as a whole, however, is responsible for oversight of our risk management processes and our enterprise risk management program. The Board regularly discusses risk management with management and among the directors during meetings.

Cybersecurity risk oversight is a top priority for the Board. While the Board has delegated the specific responsibility of cybersecurity risk oversight to the Audit Committee, the Board is actively involved in overseeing cybersecurity risk management, both through presentations given by management during Board meetings as well as regular reports from the Audit Committee on its cybersecurity risk oversight activities. Normally, management is scheduled to provide cybersecurity updates at one Board meeting and three Audit Committee meetings each year. Sealed Air maintains a security awareness program that includes annual mandatory training, frequent phishing simulations, and acknowledgment of information security and acceptable use policies. Furthermore, individuals supporting the information security program are required to hold certifications demonstrating proficiency in the support of relevant technologies and controls.



The Board has been actively engaged in overseeing management's response to the COVID-19 pandemic. Since the onset of the pandemic, COVID-19 has been a recurring topic at Board meetings.

Board Diversity

Our Board is committed to seeking director candidates to achieve a mix of directors that enhances the diversity of background, skills and experience on the Board, including with respect to age, gender, international background, race, ethnicity and specialized experience.

We recently formalized our longstanding commitment to Board diversity by adopting the "Rooney Rule," under which the Board is committed to seeking out qualified diverse candidates, including women and minority candidates, to include in the pools from which nominees for the Board are considered.

Since 2019, we have added three new female directors and two new ethnic minority directors to the Board. Our director nominees represent 38% in gender diversity and 25% in race and ethnic diversity.

Board Meetings, Committee Membership and Attendance

The Board generally holds four regular meetings per year and meets on other occasions when circumstances require. Directors spend additional time preparing for Board and Committee meetings, and we may call upon directors for advice between meetings. We encourage our directors to attend director education programs.

Under our Corporate Governance Guidelines, we expect directors to regularly attend meetings of the Board and of all Committees on which they serve and to review the materials sent to them in advance of those meetings. We also expect nominees for election at each annual meeting of stockholders to attend the annual meeting. All of our directors who were then serving as director attended the 2021 Annual Meeting of Stockholders.

Our Corporate Governance Guidelines provide that the Board will meet regularly in executive session without management in attendance. The Chairman of the Board presides at each executive session. The Chairman's designee or the chair of the Nominating and Corporate Governance Committee serves as the presiding director if the Chairman of the Board is unable to serve.

During 2021 the Board held seven meetings. Each current director attended at least 95% of the aggregate number of meetings of the Board and all committees of the Board on which he or she served during 2021.

Board Committees and Membership

The Board maintains an Audit Committee, a Nominating and Corporate Governance Committee, and an Organization and Compensation Committee. The members of these Committees consist only of independent directors. The Board also maintains an Executive Committee, which is comprised of the Chairman of the Board serving as chair of the Executive Committee, the CEO and the chairs of the other standing Committees. The Executive Committee may act on behalf of the Board when convening a meeting of the full Board is impractical. The Executive Committee did not meet in 2021.

The Board has adopted charters for each of the Committees, which are reviewed annually by the Committees and the Board. The Committee charters are available on our website at *https://ir.sealedair.com/corporate-governance/ committee-composition*.

Audit Committee **11 Meetings in 2021**



Henry R. Keizer
Chair

Members:
Zubaid Ahmad
Françoise Colpron
Suzanne B. Rowland

The Board has determined that each member of the Audit Committee is independent, as defined in the listing standards of the NYSE, and is financially literate. The Board has also determined that each of Messrs. Ahmad and Keizer is an audit committee financial expert in accordance with the standards of the SEC. No director is eligible to serve on the Audit Committee if that director simultaneously serves on the audit committees of more than two other public companies.

The Audit Committee is responsible for:

- our internal control system, including information technology security and control

- our public reporting processes

- the performance of our internal audit function

- the annual independent audit of our consolidated financial statements and related disclosure

- the quality and integrity of our consolidated financial statements

- our legal and regulatory compliance

- the retention, performance, qualifications, rotation of personnel, and independence of our independent auditor

- related person transactions involving Sealed Air and members of the Board and executive officers

Our independent auditor is ultimately accountable to the Audit Committee. The Audit Committee has the ultimate authority and responsibility to select, evaluate, approve terms of retention and compensation of, and, where appropriate, replace the independent auditor. The Audit Committee evaluates the performance of our independent auditor and interviews and has direct involvement in the selection of the lead audit partner in connection with the mandated rotation of such position.



Nominating and Corporate Governance Committee   4 Meetings in 2021



Neil Lustig
Chair

Members:
Zubaid Ahmad
Henry R. Keizer
Suzanne B. Rowland

The Board has determined that each current member of the Nominating and Corporate Governance Committee is independent, as defined in the listing standards of the NYSE.

The Nominating and Corporate Governance Committee is responsible for:

- identifying individuals qualified to become Board members, consistent with criteria approved by the Board, recommending to the Board director nominees for the next annual meeting of stockholders and filling vacancies or newly-created directorships at other times

- providing oversight of the corporate governance affairs of the Board and Sealed Air, including developing and recommending to the Board the Corporate Governance Guidelines

- assisting the Board in overseeing Sealed Air's sustainability strategies and other material matters concerning environmental, social and governance and public policy issues affecting Sealed Air

- assisting the Board in evaluating the Board and its Committees

- recommending to the Board the compensation of non-employee directors

The Nominating and Corporate Governance Committee has the sole authority to engage consulting or search firms to identify director candidates or evaluate director compensation matters.

The Nominating and Corporate Governance Committee will consider director nominees recommended by our stockholders in accordance with our Policy and Procedure for Stockholder Recommendations for Nominations to the Board adopted by the Committee and approved by the Board, a copy of which is posted on our website at https://ir.sealedair.com/corporate-governance/highlights.

Recommendations should be submitted to our Corporate Secretary in writing at Sealed Air Corporation, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208, along with additional required information about the nominee and the stockholder making the recommendation. Information on qualifications for nominations to the Board and procedures for stockholder nominations to the Board is included below under "Proposal 1. Election of Directors—Director Qualifications" and "—Identifying and Evaluating Nominees for Directors."

Organization and Compensation Committee

12 Meetings in 2021



Françoise Colpron
Chair

Members:
Michael P. Doss
Harry A. Lawton III
Neil Lustig

The Board has determined that each current member of the Organization and Compensation Committee, or the Compensation Committee, is independent, as defined in the listing standards of the NYSE.

The Compensation Committee is responsible for:

- compensation of the executive officers

- stockholder review and action regarding executive compensation matters

- performance review of our CEO and executive management

- succession planning

- Sealed Air-sponsored incentive compensation plans, equity-based plans and tax-qualified retirement plans

- workforce and people management strategies, including matters relating to corporate culture, employee engagement, and diversity, equity and inclusion in furtherance of the Company's environmental, social and governance-related strategies

The Compensation Committee oversees and provides strategic direction to management with respect to our executive compensation plans and programs. The Compensation Committee reviews our CEO's performance and compensation with the other non-employee directors. Based on that review, the Compensation Committee evaluates the performance of our CEO and makes all compensation decisions for our CEO. The Compensation Committee may also recommend certain CEO compensation decisions to the Board for further approval by the non-employee members of the Board. The Compensation Committee also reviews and approves the compensation of the other executive officers. The Compensation Committee makes most decisions regarding changes in salaries and bonuses during the first quarter of the year based on company and individual performance during the prior year, as well as relevant commercially available proxy and survey data of peer group companies and companies of comparable size. The Compensation Committee also has authority to grant equity compensation awards under our 2014 Omnibus Incentive Plan, as amended and restated effective May 18, 2021 (the "2014 Incentive Plan"). This award authority has been delegated on a limited basis for awards to employees who are not subject to the requirements of Section 16 of the Securities Exchange Act of 1934 to the Equity Award Committee, comprised of our CEO.



Compensation Committee Interlocks and Insider Participation

Each of Ms. Colpron, Mr. Doss, Mr. Lawton and Mr. Lustig, as well as Dr. Kosecoff, who retired from the Board effective as of the 2021 Annual Meeting of Stockholders, served on the Compensation Committee during 2021. During 2021 none of the members of the Compensation Committee was an officer or employee of Sealed Air or any of its subsidiaries, and no executive officer of Sealed Air served on the board of directors of any entity whose executive officers included a director of Sealed Air.

Board and Committee Evaluations

The Board and each committee annually conduct a self-evaluation to review and assess the overall effectiveness of the Board, each committee and the directors, including with respect to strategic oversight, board structure and operation, interactions with and evaluation of management, governance policies and committee structure and composition. The process includes detailed written surveys as well as individual, private meetings between each director and the Chairman. Committee self-assessments of performance are shared with the full Board. The Nominating and Corporate Governance Committee also reviews the Corporate Governance Guidelines each year in light of changing conditions and shareholders' interests and recommends appropriate changes to the Board for consideration and approval. Matters with respect to Board composition, the nomination of directors, Board processes and topics addressed at Board and committee meetings are also considered as part of our self-assessment process. As appropriate, these assessments result in updates or changes to our practices as well as commitments to continue existing practices that our directors believe contribute positively to the effect functioning of our Board and its committees.

Hedging Policy

Under our Corporate Governance Guidelines and other policies, all Sealed Air Corporation directors, executive officers and certain other key executives are prohibited from hedging and speculative trading of Sealed Air securities. They may not purchase or sell puts, calls, options or other derivative securities based on Sealed Air securities and may not enter hedging or monetization transactions such as zero-based collars and forward sale contracts, in which the holder continues to own the underlying security without all the risks or rewards of ownership. In addition, other than permitted loans from our 401(k) plan, such persons may not purchase Sealed Air securities on margin or borrow against any account in which Sealed Air securities are held, subject, in the case of executive officers and other key executives, to exceptions as may be granted by the Organization and Compensation Committee.

Corporate Governance Materials

The Board of Directors has adopted and operates under Corporate Governance Guidelines that reflect our current governance practices in accordance with applicable statutory and regulatory requirements, including those of the SEC and the NYSE. The Corporate Governance Guidelines are available on our website at *https://ir.sealedair.com/corporate-governance/highlights*.

In addition to our Corporate Governance Guidelines, other information relating to corporate governance at Sealed Air is available on our website at *https://ir.sealedair.com/corporate-governance/highlights*, including our: (i) Bylaws; (ii) Code of Conduct applicable to all directors, officers and employees of Sealed Air and its subsidiaries; (iii) Code of Ethics for Senior Financial Executives; (iv) Related-Person Transactions Policy and Procedures; (v) Standards for Director Independence; (vi) Qualifications for Nomination to the Board; and (vii) Policy and Procedure for Stockholder Recommendations for Nominations to the Board.

Communicating with Directors

Stockholders and other interested parties may communicate directly with the non-management directors of the Board of Directors by writing to

Non-Management Directors
c/o Corporate Secretary at Sealed Air Corporation
2415 Cascade Pointe Boulevard
Charlotte, North Carolina 28208

or by sending an email to *directors@sealedair.com*. In either case, the Chairman of the Board will be notified of all such correspondence as appropriate and will communicate with the other directors as appropriate about the correspondence. We have posted information on how to communicate with the non-management directors on our website at *https://ir.sealedair.com/corporate-governance/contact-the-board*.



Certain Relationships and Related-Person Transactions

Under our Corporate Governance Guidelines, the Board of Directors reviews any relationships or transactions that might constitute a conflict of interest for a director. Under its charter, the Audit Committee reviews and, if appropriate, approves conflicts of interest or potential conflicts of interest involving our senior financial executives, as well as oversees the investigation of and acts, or recommends action of the Board, on any other violations or potential violations of our Code of Conduct or Code of Ethics for Senior Financial Executives by executive officers.

The Board has adopted a Related-Person Transactions Policy and Procedures, which we refer to below as the Related-Person Policy. The current Related-Person Policy is posted on Sealed Air's website at *https://ir.sealedair.com/corporate-governance/highlights*. The Related-Person Policy provides for the review of all relationships and transactions in which Sealed Air and any of its executive officers, directors and five-percent stockholders or their immediate family members are participants to determine whether to approve or ratify such relationships or transactions, as well as whether such relationships or transactions might affect a director's independence or must be disclosed in our Proxy Statement. All such transactions or relationships are covered if the aggregate amount may exceed $120,000 in a calendar year and the person involved has a direct or indirect interest other than solely as a director or a less than 10 percent beneficial ownership interest in another entity. The Related-Person Policy includes a list of certain types of pre-approved relationships and transactions. Determinations whether to approve or ratify any other relationship or transaction are based on the terms of the transaction, the importance of the relationship or transaction to Sealed Air, whether the relationship or transaction could impair the independence of a non-employee director, and whether the relationship or transaction would present an improper conflict of interest for any director or executive officer of Sealed Air, among other factors. Information on relationships and transactions is requested in connection with annual questionnaires completed by each of our executive officers and directors.

Under the Related-Person Policy, the Audit Committee has the responsibility to review and, if appropriate, approve or ratify all relationships and transactions covered under the Related-Person Policy, although the Board has delegated to the chair of the Audit Committee and to our CEO the authority to approve or ratify specified transactions. In making determinations under the Related-Person Policy, the Audit Committee shall consult with the Nominating and Corporate Governance Committee as it deems appropriate. No director can participate in any discussion or approval of a relationship or transaction involving himself or herself (or one of his or her immediate family members). The Related-Person Policy provides that if material information about a previously reviewed transaction changes, our management must convey such information to the Audit Committee at its next meeting. In addition, if management becomes aware of a transaction that should have been reviewed under the Related-Person Policy, management must report the information to the Audit Committee promptly, and the Audit Committee will review the transaction in accordance with the Related-Party Policy and evaluate all options, including approving, ratifying, amending, terminating or rescinding such transaction. There were no related-person transactions that were referred to the Audit Committee in 2021.

Director Compensation

During 2021 annual compensation for non-employee directors consisted of the following components: annual or interim retainers paid at least 50% in shares of common stock; committee fees paid in cash; and other fees for special assignments or director education programs paid in cash. A director may defer payment of annual or interim retainers until retirement from the Board of Directors, as described below. The following table shows the total compensation for non-employee directors during 2021:

Director	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Zubaid Ahmad	17,500	240,036	257,536
Françoise Colpron*	131,000	140,030	271,030
Michael P. Doss	10,000	240,036	250,036
Henry R. Keizer*	140,500	140,030	280,530
Jacqueline B. Kosecoff*, **	20,625	—	20,625
Harry A. Lawton III	110,000	140,030	250,030
Neil Lustig*	125,000	140,030	265,030
Suzanne B. Rowland	117,500	140,030	257,530
Jerry R. Whitaker†	160,000	224,048	384,048

* Chair of committee during 2021.

** Retired from the Board as of our 2021 Annual Meeting of Stockholders.

† Chairman of the Board.

[1] The amounts shown consist of cash compensation paid in 2021. Cash compensation paid to Ms. Colpron and Mr. Keizer included $6,000 and $8,000, respectively, for attending director education programs, as described below under "Other Fees and Arrangements".

[2] The amounts shown represent the aggregate grant date fair value of stock awards granted in 2021 in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or FASB ASC Topic 718, for the stock portion of the annual retainers for 2021 under the 2014 Incentive Plan, described below under "Board Retainers" and "Form and Payment of Retainers." For additional information, refer to Note 21, "Stockholders' (Deficit) Equity" of Notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Mr. Ahmad, Mr. Doss, Ms. Rowland and Mr. Whitaker received stock units under the Deferred Compensation Plan described below. All other directors listed in the table received shares of common stock. The number of shares or stock units paid was determined by dividing the amount of the annual retainer or interim retainer, as applicable, so paid by the closing price of a share of common stock on May 18, 2021, the date of the 2021 Annual Meeting of Stockholders, at which meeting all of the non-employee directors were elected, rounding up to the nearest whole share. In addition, Mr. Ahmad and Mr. Doss elected to have the cash portion of their annual retainer paid in stock units, with the number of stock units similarly determined by dividing the amount of his annual retainer by the closing price of a share of common stock on May 18, 2021. All shares and stock units paid as all or part of annual retainers in 2021 are fully vested. Directors are credited with dividend equivalents on stock units, as described under "Deferred Compensation Plan" below, which are not included in the table above.

Director Compensation Processes

Our director compensation program is intended to enhance our ability to motivate, retain and attract non-employee directors of exceptional ability and to promote the common interest of directors and stockholders in enhancing the value of our common stock.

The Board of Directors reviews director compensation at least annually based on recommendations by the Nominating and Corporate Governance Committee.

Independent Non-Employee Director Compensation Consultant

The Nominating and Corporate Governance Committee engaged Frederic W. Cook & Co., Inc., or FW Cook, until October 2021, and Pearl Meyer & Partners LLC, or Pearl Meyer, since then as consultants for director compensation. The Nominating and Corporate Governance Committee and the Board base their determinations on director compensation on recommendations from FW Cook and Pearl Meyer, commercially available survey data related to



general industry director compensation trends at companies of comparable size and our peer group companies, as well as other relevant factors. FW Cook and Pearl Meyer also served as the independent consultant to the Compensation Committee on executive compensation.

Board Retainers

Under the 2014 Incentive Plan, each non-employee director who is elected at an annual meeting of stockholders receives an annual retainer for serving as a director. The Board sets the amount of the annual retainer prior to the annual meeting based on the recommendation of the Nominating and Corporate Governance Committee.

The 2014 Incentive Plan gives the Board the flexibility to set annual retainers based on a fixed number of shares of common stock, a fixed amount of cash, or a combination of shares of common stock and cash. In late 2020, based on peer company data provided by FW Cook, the Nominating and Corporate Governance Committee recommended and the Board approved 2021 annual retainers in the amount of (a) $224,000 payable in shares of common stock and $160,000 payable in cash (or in shares of common stock at the election of the Chairman of the Board) for the independent Chairman of the Board, and (b) $140,000 payable in shares of common stock and $100,000 payable in cash (or in shares of common stock at the election of each director) for each other non-employee director.

The chair of the Audit Committee receives an annual fee of $25,000, and other members of the Audit Committee receive annual fees of $10,000. The chair of the Nominating and Corporate Governance Committee receives an annual fee of $15,000, and other members of the Nominating and Corporate Governance Committee receive annual fees of $7,500. The chair of the Compensation Committee receives an annual fee of $20,000, and other members of the Compensation Committee receive annual fees of $10,000. Committee fees are paid quarterly in cash for each quarter served.

A non-employee director who is elected other than at an annual meeting is entitled to an interim retainer on the date of election. The interim retainer is a pro rata portion of the annual retainer to reflect less than a full year of service.

Form and Payment of Retainers

We pay at least half of each annual or interim retainer in shares of common stock or deferred stock units and the remainder in cash, except that each non-employee director may elect, prior to becoming entitled to the retainer, to receive the entire retainer in shares of common stock. For any portion of an annual or interim retainer denominated in cash but paid in shares of common stock, we calculate the number of shares of common stock to be issued by dividing the amount payable in shares of common stock by the fair market value per share. With respect to an annual retainer, the fair market value per share is the closing price of the common stock on the annual meeting date or, if no sales occurred on that date, the closing price on the most recent prior day on which a sale occurred. The number of shares issued as all or part of an interim retainer is determined based on the closing price of the common stock on the date of the director's election to the Board of Directors or, if no sales occurred on that date, the closing price on the most recent prior day on which a sale occurred. If any calculation would result in a fractional share of common stock being issued, then we round the number of shares to be issued up to the nearest whole share.

We issue shares of common stock in payment of the stock portion of a retainer to the non-employee director promptly after he or she becomes entitled to receive it. We pay the cash portion of an annual retainer in a single payment shortly after the end of the calendar quarter during which the director is elected. We pay the cash portion of an interim retainer shortly after the end of the calendar quarter in which the non-employee director is elected, except that if the non-employee director is elected between April 1 and the next annual meeting of stockholders, then we pay the cash portion of the interim retainer shortly after the non-employee director is elected.

Deferred Compensation Plan

A non-employee director may defer all or part of the director's annual retainer until the director retires from the Board. Each non-employee director may first elect to defer the stock portion of the annual retainer. If a non-employee director makes that election, he or she may also elect to defer the cash portion of the annual retainer.

A director receives stock units for his or her deferred stock, which will be converted to shares of our common stock following the director's retirement from the Board. Directors are credited with dividend equivalents on their stock units, which are automatically converted into additional full or fractional stock units. Such stock units may not be transferred by a director and do not have voting rights.

We credit deferred cash to an unfunded cash account that earns interest quarterly at the prime rate less 50 basis points until paid. During 2021 none of the non-employee directors who participated in the Deferred Compensation Plan for Directors received above market earnings on his or her deferred cash or stock units.

A non-employee director may elect to receive the balances in his or her stock and cash accounts in a single payment or in five annual installments following retirement.

Restrictions on Transfer

A non-employee director may not sell, transfer or encumber his or her retainer shares while serving on the Board, except that a non-employee director may make gifts of such shares to family members or to trusts or other forms of indirect ownership so long as the non-employee director remains as a beneficial owner of the shares while the non-employee director remains a director of Sealed Air. The director has voting rights in respect of the retainer shares. The restrictions on the disposition of retainer shares terminate upon the occurrence of specified events related to a change in control of Sealed Air.

Other Fees and Arrangements

During 2021 non-employee directors who attended director education programs received a fee of $2,000 per day. All directors are entitled to reimbursement for expenses incurred in connection with Board service, including attending Board or Committee meetings as well as director education programs. We pay these fees and reimbursements in cash; these payments are not eligible for deferral under the Deferred Compensation Plan for Directors described above.

2022 Director Compensation

In late 2021, based on the advice of Pearl Meyer, the Nominating and Corporate Governance Committee recommended, and the Board approved, fees payable to directors for 2022 in the same amounts as described under "Board Retainers."



Director Stock Ownership Guidelines

In order to align the interests of directors and stockholders, we believe that our directors should have a significant financial stake in Sealed Air. To further that goal, we maintain stock ownership guidelines for non-employee directors. The current stock ownership guidelines for non-employee directors, which are part of our Corporate Governance Guidelines, specify that non-employee directors hold shares of common stock and stock units under our Deferred Compensation Plan for Directors equal in aggregate value to five times the amount of the annual retainer payable in cash, which equaled (a) for the Chairman of the Board, $800,000 for 2021 and 2022, and (b) for other directors, $500,000 for 2021 and 2022. The directors have five years following first election to achieve the guidelines. In the event of an increase in the amount of the annual retainer payable in cash, directors serving when the increase is approved by the Board of Directors have two years after such approval to achieve the increased guideline. As of March 28, 2022, all directors met the stock ownership guidelines for 2021, other than Ms. Adefioye, Mr. Ahmad and Ms. Rowland, who are within the initial five-year period allowed under the policy.

Proposal 1. Election of Directors

The Board has designated as nominees for election as directors the eight persons named below. Michael P. Doss and Neil Lustig, each of whom currently is a director, are not standing for re-election. As a result, they will step down from the Board and the size of the Board will be reduced to eight directors, effective at the Annual Meeting.

Each of the director nominees currently serves as a director of Sealed Air. Elizabeth M. Adefioye, who was appointed to the Board in March 2022, initially was identified by a third-party search firm hired by the Nominating and Corporate Governance Committee and was appointed to the Board following evaluation and recommendation by the Nominating and Corporate Governance Committee. All other nominees were elected by stockholders at our 2021 Annual Meeting of Stockholders. Each nominee presented below was recommended by the Nominating and Corporate Governance Committee and nominated by the Board. Each director elected at the Annual Meeting will serve until our 2023 Annual Meeting of Stockholders or until a successor is duly elected and qualified. Each director nominee has consented to being named in the Proxy Statement and to serving as a director, if elected.

Shares that are voted as recommended by the Board will be voted in favor of the election as directors of the nominees named below. If any nominee becomes unavailable for any reason or if a vacancy should occur before the election, which we do not anticipate, the shares represented by a duly completed proxy may be voted for a substitute nominee designated by the Board, unless the Board chooses to reduce its size.

The Board of Directors recommends a vote "FOR" each of the eight nominees for election as directors.

Director Qualifications

The Board has adopted Qualifications for Nomination to the Board, a copy of which is posted on our website at *https://ir.sealedair.com/corporate-governance/highlights*. The Qualifications provide that, in selecting directors, the Board of Directors should seek to achieve a mix of directors that enhances the diversity of background, skills and experience on the Board, including with respect to age, gender, international background, race, ethnicity and specialized experience. Directors should have relevant expertise and experience and be able to offer advice and guidance to our CEO based on that expertise and experience.

Also, a majority of directors should be independent under applicable NYSE listing standards, Board and Committee guidelines, and applicable laws and regulations. Each director is also expected to:

- be of the highest ethical character and share the values of Sealed Air as reflected in its Code of Conduct;

- be highly accomplished in his or her field, with superior credentials and recognition;

- have sound business judgment, be able to work effectively with others, have sufficient time to devote to our affairs, and be free from conflicts of interest; and

- be independent of any particular constituency and able to represent all of our stockholders.

The Board has determined that, as a whole, it must have the right mix of characteristics, skills and diversity to provide effective oversight of Sealed Air. In connection with the Board's annual self-assessment process, it reviews the diversity of skills and characteristics needed by the Board in its oversight of Sealed Air, as well as the effectiveness of the diverse mix of skills and experience. As part of the review process, the Board considers the skill areas represented on the Board, those skill areas represented by directors expected to retire or leave the Board in the near future, and recommendations of directors regarding skills that could improve the ability of the Board to carry out its responsibilities.



Identifying and Evaluating Nominees for Directors

When the Board or its Nominating and Corporate Governance Committee has identified the need to add a new director with specific qualifications or to fill a vacancy on the Board, the chair of the Nominating and Corporate Governance Committee will initiate a search to identify candidates who meet the Company's "Qualifications for Nomination to the Board." Such search may include seeking input from other directors and senior management, reviewing any candidates that the Nominating and Corporate Governance Committee has previously identified, and, if necessary, hiring an external search firm.

The Board is committed to a policy of inclusiveness, and, as such, the Nominating and Corporate Governance Committee, in performing its responsibilities to review director candidates and recommend candidates to the Board for election, considers in each search diversity of age, gender, international background, race, ethnicity and specialized experience, in addition to the other criteria set forth above under "—Director Qualifications" and such other factors as the Nominating and Corporate Governance Committee deems appropriate.

We recently formalized our longstanding commitment to Board diversity by adopting the "Rooney Rule," under which the Board is committed to seeking out qualified diverse candidates, including women and minority candidates, to include in the pools from which nominees for the Board are considered, invited for interviews and ultimately offered the opportunity to be appointed to the Board or stand for election to the Board.

Our director searches are conducted consistent with these priorities, and search firms with which we work are instructed accordingly.

The Nominating and Corporate Governance Committee will identify the initial list of candidates who satisfy the above criteria and otherwise qualify for membership on the Board. At least one member of the Nominating and Corporate Governance Committee (preferably the chair) and our Chairman of the Board and Chief Executive Officer will interview each qualified candidate; other directors will also interview the candidate if practicable. Based on a satisfactory outcome of those interviews, the Nominating and Corporate Governance Committee will make its recommendation on the candidate to the Board.

Our Bylaws include a procedure that stockholders must follow in order to nominate a person for election as a director at an annual meeting of stockholders, other than a nomination submitted by a stockholder to the Nominating and Corporate Governance Committee in accordance with our Policy and Procedure for Stockholder Nominations to the Board, as described above under "Corporate Governance—Nominating and Corporate Governance Committee." The Bylaws require that timely notice of the nomination in proper written form, including all required information, be provided to the Corporate Secretary of Sealed Air. A copy of our Amended and Restated Bylaws is posted on our website at *https://ir.sealedair.com/corporate-governance/highlights.*

Information Concerning Nominees

The information appearing in the following table sets forth, as of April 14, 2022, for each nominee for election as a director:

- The nominee's business experience for at least the past five years;
- The year in which the nominee first became a director of Sealed Air;
- The nominee's age;
- Directorships held by each nominee presently and at any time during the past five years at any public company or registered investment company; and
- The reasons the Board of Directors concluded that the nominee should serve as one of our directors in light of our business and structure.

There are no family relationships among any of our directors, nominees for director and executive officers.

Nominees for Election as Directors



Director Since
March 2022

Age
54

Elizabeth M. Adefioye

Ms. Adefioye has served as Chief People Officer of Emerson Electric Co. since November 2021, where she leads a newly consolidated human resources function, including accountability for culture, employee experience, end-to-end talent management, diversity, equity and inclusion, acquisition integration, organization development and effectiveness, total rewards and Digital HR. Prior to joining Emerson Electric Co., Ms. Adefioye was Senior Vice President and Chief Human Resources Officer of Ingredion Incorporated, a global ingredients solutions provider, from March 2018 to October 2021, and Vice President Human Resources, North America and Global Specialties of Ingredion, from September 2016 to March 2018. She also held previous HR leadership roles at Johnson & Johnson and Novartis Consumer Health.

Ms. Adefioye earned her Bachelor of Science degree in chemistry from Lagos State University and Post Graduate degree in Human Resources from University of Westminster.

Ms. Adefioye brings to Sealed Air her extensive experience and global perspective as a human resources leader and business partner. Her ability to drive culture and business transformation is valuable to Sealed Air.



Director Since
2020

Age
60

Committees
Audit

Nominating and Corporate Governance

Zubaid Ahmad

Mr. Ahmad is the Founder and Managing Partner of Caravanserai Partners LLC, a merchant banking firm focused on M&A and sovereign advisory, strategic capital raising, and private equity transactions, which he established in 2017. Previously, Mr. Ahmad served at Citigroup Inc., where he was Vice Chairman, Institutional Clients Group, since joining the firm in 2010, and held a number of senior leadership roles, including Co-Head of Global Asset Managers group from 2016 to 2017 and Chief Operating Officer of the Global Corporate and Investment Banking division. Before Citigroup, Mr. Ahmad held senior roles at Standard Chartered, J.P. Morgan and Credit Suisse, among other firms. He also serves as a Senior Advisor (US) for CPP Investments, a global investment organization that invests the assets of Canada Pension Plan.

Mr. Ahmad received a Bachelor of Science degree in business administration from Georgetown University and a Master of Business Administration degree from Harvard University.

Mr. Ahmad brings more than 35 years of global experience in corporate and investment banking having served corporate, asset management and government clients. His strong background in global financial and investment markets, as well as his understanding of finance and accounting, are of great value to the Board.





Director Since
2019

Age
51

Committees
Audit

Organization and
Compensation (Chair)

Executive

Françoise Colpron

Ms. Colpron is Group President, North America of Valeo SA, responsible for the activities of the group in the United States, Mexico and Canada since 2008. She joined Valeo in 1998 in the legal department and has had several roles, first as Legal Director for the Climate Control branch in Paris, and most recently as General Counsel for North and South America from 2005 to 2015. Before joining Valeo, Ms. Colpron began her career as a lawyer at Ogilvy Renault in Montreal, Canada (now part of the Norton Rose Group). Ms. Colpron's global business experience includes prior work assignments in Europe, Asia and North America.

Ms. Colpron earned a Civil Law degree in 1992 from the University of Montreal, Canada. She was admitted to the Quebec bar in 1993 and to the Michigan bar in 2003. In 2020, Ms. Colpron was recognized by Automotive News as one of the "100 Leading Women in the North American Auto Industry" and, in 2016, by Crain's Detroit Business as one of the "100 Most Influential Women in Michigan," a list that includes leaders in business, academia, nonprofits and public policy. Ms. Colpron was inducted into the French Légion d'Honneur in 2015.

Sealed Air benefits from Ms. Colpron's international background as well as her business and legal experience.



Director Since
2017

Age
59

Committee
Executive

Edward L. Doheny II

Mr. Doheny is the President and Chief Executive Officer of Sealed Air. Mr. Doheny joined Sealed Air as Chief Operating Officer and CEO-Designate and a director in September 2017. He became President and CEO effective January 1, 2018. Mr. Doheny previously served at Joy Global Inc. since 2006, where he was President and Chief Executive Officer and a director from December 2013 through May 2017. Prior to joining Joy Global, Mr. Doheny had a 21-year career with Ingersoll-Rand Co., where he held a series of senior executive positions of increasing responsibility, including President of Industrial Technologies from 2003 to 2005 and President of the Air Solutions Group from 2000 to 2003.

Mr. Doheny currently serves as a director of Eastman Chemical Corporation, where he serves on the audit, the finance and the environmental, safety and sustainability committees. From 2012 to 2019, Mr. Doheny served as a director of John Bean Technologies Corporation, where he served on the compensation and the nominating and governance committees.

Mr. Doheny earned a Bachelor of Science degree in engineering from Cornell University and a Master of Science degree in Management from Purdue University's Krannert School of Management.

Mr. Doheny brings more than 30 years of experience leading global manufacturers of highly mechanized equipment and systems, including a keen focus on solutions, service and operational excellence and a proven ability to drive profitable innovation-based growth strategies.



Director Since
2017

Age
65

Committees
Audit (Chair)

Nominating and Corporate Governance

Executive

Henry R. Keizer

Mr. Keizer formerly served as Deputy Chairman and Chief Operating Officer of KPMG, the U.S.-based and largest individual member firm of KPMG International, or KPMGI, a role from which he retired in December 2012. KPMGI is a professional services organization that provides audit, tax and advisory services in 152 countries. Mr. Keizer previously held a number of key leadership positions throughout his 35 years at KPMG, including Global Head of Audit from 2006 to 2010 and U.S. Vice Chairman of Audit from 2005 to 2010.

Mr. Keizer is a director of GrafTech International Ltd., where he serves as a member of the audit committee and the nominating and corporate governance committee. He is a trustee of BlackRock Multi-Asset Fund Complex. He previously served as Chairman of the Board of Hertz Global Holdings, Inc., where he also chaired the audit committee and served on the financing committee and the nominating and governance committee, until June 2021; as a director and audit committee chair of WABCO Holdings Inc. until May 2020; as a director of MUFG Americas Holdings, Inc. and MUFG Union Bank, a financial and bank holding company until 2016; and as a director of Montpelier Re Holdings, Ltd., a global property and casualty reinsurance company until July 2015. Mr. Keizer was also a director of the American Institute of Certified Public Accountants from 2008 to 2011.

Mr. Keizer holds a Bachelor's degree in Accounting, summa cum laude, from Montclair State University, New Jersey.

Mr. Keizer has significant management, operating and leadership skills gained as Deputy Chairman and Chief Operating Officer of KPMG and as a director of multiple public and private companies. Mr. Keizer, a certified public accountant, has extensive knowledge and understanding of financial accounting, internal control over financial reporting and auditing standards from his many years of experience and key leadership positions he held with KPMG. Mr. Keizer also has over four decades of diverse industry perspective gained through advising companies engaged in manufacturing, banking, insurance, consumer products, retail, technology and energy, providing him with perspective on the issues facing major companies and the evolving global business environment.

Mr. Keizer's extensive leadership experience at KPMG provides the Board with expertise in risk management and oversight over our domestic and international operations.





Director Since
2019

Age
47

Committee
Organization and
Compensation

Harry A. Lawton III

Mr. Lawton has served as President and CEO and as a director of Tractor Supply Company since January 2020. Mr. Lawton previously served as President of Macy's, Inc., from September 2017 to December 2019. As President of Macy's, Mr. Lawton was responsible for all aspects of the Macy's brand, including merchandising, marketing, stores, operations, technology, and consumer insights and analytics. Previously, Mr. Lawton was senior vice president of eBay North America since April 2015. In that role, Mr. Lawton oversaw all aspects of eBay's Americas business unit, including marketing, merchandising, operations, business selling, consumer selling, and advertising, as well as global responsibility for shipping, payments, risk, and trust. Prior to joining eBay, Lawton spent 10 years in various leadership roles at Home Depot, where he most recently was senior vice president for merchandising. Mr. Lawton also served as President, Online, and in that role, he was responsible for accelerating the growth of Home Depot's Internet business. Prior to that, Mr. Lawton was an associate principal at McKinsey & Co., providing strategic advice to executive teams in consumer-packaged goods and manufacturing industries.

Mr. Lawton previously served on the board of Buffalo Wild Wings, Inc. He currently serves on the board of the National Retail Federation and the corporate advisory board for The University of Virginia's Darden School of Business. He is also a member of the Business Roundtable. Mr. Lawton holds a Master of Business Administration degree from the University of Virginia and dual Bachelor's degrees in Chemical Engineering, and Pulp and Paper Technology from North Carolina State University.

Mr. Lawton's education, business management experience and knowledge of the e-commerce and retail industries greatly benefit Sealed Air.



Director Since
2020

Age
60

Committees
Audit

Nominating and Corporate Governance

Suzanne B. Rowland

Ms. Rowland is the former Group Vice President, Industrial Specialties, at Ashland Global Holdings, Inc., a position she held from June 2016 through March 2019 during the final phase of Ashland's transformation from a holding company to a specialty chemicals company. Prior to joining Ashland, Ms. Rowland held senior executive positions at Tyco International including Vice President and General Manager, Fire Products and Vice President, Business Excellence, Flow Control. Previously, she worked at Rohm and Haas for over 20 years, where she served in senior executive roles including Vice President, Procurement and Vice President & Global Business Director, Adhesives.

Ms. Rowland currently serves on the board of L.B. Foster Company, where she is chair of the nomination and governance committee; and on the board of James Hardie Industries, plc., where she serves on the audit committee. Ms. Rowland previously served on the board of SPX Flow, Inc. from 2018 to April 2022, where she was chair of the compensation and human capital management committee and a member of the audit committee and nominating, governance and sustainability committee.

Ms. Rowland received a Bachelor of Science degree in chemical engineering from the University of Pennsylvania and a Master of Science degree in business studies from the London Business School.

Ms. Rowland's extensive operational and leadership experience in global industrial material and equipment markets provides valuable insight into strategic and operational issues for Sealed Air. Her knowledge of lean principles, strategic sourcing, mergers and acquisitions, and corporate governance are also beneficial assets to the Board.





Director Since

2012

Chairman of the Board of Directors

Age

71

Committees

Ex Officio, Non-Voting Member of Audit, Nominating and Corporate Governance, and Organization and Compensation Committees

Executive (Chair)

Jerry R. Whitaker

Mr. Whitaker worked at Eaton Corporation, a global manufacturer of highly engineered products, as President of Electrical Sector Americas, until his retirement in June 2011, as President of Power Components & Systems Group from 2004 through 2009, and in various other management positions from 1994 to 2004. Prior to joining Eaton Corporation, Mr. Whitaker spent 22 years with Westinghouse Electric Corp.

Mr. Whitaker currently serves as a director of Matthews International Corporation, where he is the chair of the nominating and corporate governance committee and a member of the executive committee and the audit committee. Mr. Whitaker also serves on the advisory board for The Syracuse University School of Engineering.

Mr. Whitaker received a Bachelor of Science degree from Syracuse University and a Master of Business Administration degree from George Washington University.

Mr. Whitaker's extensive experience and knowledge as an executive in global manufacturing industries are valuable resources to Sealed Air.

Nominee Composition



Independence

1
88%
7
Independent
Non-independent

Gender Diversity

3
38%
5
Female
Male

Race & Ethnic Diversity

2
25%
6
US Ethnic Minority

Tenure

1
Average
< 4 years
3
4
0-2 years
3-5 years
>5 years

Nominee Skills and Experience

	Adefioye	Ahmad	Colpron	Doheny	Keizer	Lawton	Rowland	Whitaker
Executive Leadership	•	•	•	•	•	•	•	•
Global Business	•	•	•	•	•	•	•	•
Finance and Accounting		•		•	•	•	•	•
Manufacturing and Industry Experience	•	•	•	•	•		•	•
Environmental and Sustainability	•		•	•			•	
Strategic Planning	•	•	•	•	•	•	•	•
Corporate Governance		•	•	•	•	•	•	•
Risk Management	•	•	•	•	•	•	•	•
Technology, Science and Innovation	•		•	•	•		•	•
Human Resources	•	•	•	•	•		•	•



Beneficial Ownership Table

The following table sets forth, as of the record date of March 28, 2022 (or as otherwise indicated), the number of outstanding shares and the percentage of common stock beneficially owned:

- by each person known to us to be the beneficial owner of more than five percent of the then-outstanding shares of common stock;

- directly or indirectly by each current director, nominee for election as a director, and named executive officer who is included in "Executive Compensation—Executive Compensation Tables—2021 Summary Compensation Table"; and

- directly or indirectly by all of our current directors and executive officers as a group.

The number of shares of common stock owned by each person is determined under the rules of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within sixty days after the record date of March 28, 2022, or May 27, 2022, through the conversion of a security or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such power with a family member, with respect to the shares set forth in the following table. The inclusion in this table of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares for any other purpose.

Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares of Common Stock
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	18,393,878 [1]	12.59%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	16,389,993 [2]	11.22%
The Vanguard Group, Inc. 100 Vanguard Blvd Malvern, PA 19355	16,315,588 [3]	11.17%
Elizabeth M. Adefioye	0	*
Zubaid Ahmad	0 [4]	*
Emile Z. Chammas	196,002 [5, 7]	*
Françoise Colpron	9,677	*
Edward L. Doheny II	288,043 [5, 6, 7]	*
Michael P. Doss	0 [4]	*
Henry R. Keizer	16,696	*
Harry A. Lawton III	12,149	*
Neil Lustig	24,553	*
Sergio Pupkin	35,474 [5, 7]	*
Suzanne B. Rowland	0 [4]	*
Christopher J. Stephens, Jr.	7,697 [5, 7]	*
James M. Sullivan	11,064 [7]	*
Jerry R. Whitaker	10,021 [4, 8]	*
Angel S. Willis	19,549 [5, 7]	*
All current directors and executive officers as a group (16 persons)	640,429 [9]	*

* Less than 1%.

[1] The ownership information set forth in the table is based on information contained in a Schedule 13G/A, filed with the SEC on January 27, 2022 by BlackRock, Inc., with respect to ownership of shares of common stock, which indicated that BlackRock, Inc. had sole voting power with respect to 16,552,515 shares and sole dispositive power with respect to 18,393,878 shares.

2   The ownership information set forth in the table is based on information contained in a Schedule 13G/A, filed with the SEC on February 14, 2022 by T. Rowe Price Associates, Inc., with respect to ownership of shares of common stock, which indicated that T. Rowe Price Associates, Inc. had sole voting power with respect to 6,655,627 shares and sole dispositive power with respect to 16,389,993 shares.

3   The ownership information set forth in the table is based on information contained in a Schedule 13G/A, filed with the SEC on February 10, 2022 by The Vanguard Group, Inc., with respect to ownership of shares of common stock, which indicated that The Vanguard Group, Inc. had shared voting power with respect to 219,270 shares, sole dispositive power with respect to 15,813,418 shares and shared dispositive power with respect to 502,170 shares.

4   The number of shares of common stock listed in the table does not include 65,510 stock units held in the stock accounts of the non-employee directors under our Deferred Compensation Plan for Directors. Each stock unit represents one share of common stock. Holders of stock units cannot vote the shares represented by the units or transfer such units; see "Director Compensation—Deferred Compensation Plan" above. The stock units so held by non-employee directors are as follows:

Zubaid Ahmad	7,342
Michael P. Doss	11,962
Suzanne B. Rowland	6,864
Jerry R. Whitaker	39,342
Total	65,510

5   This figure does not include restricted stock units awarded under the 2014 Omnibus Incentive Plan. The number of such restricted stock units held by the named executive officers and by the current directors and executive officers as a group are as follows:

Emile Z. Chammas	16,276
Edward L. Doheny II	114,744
Sergio Pupkin	11,729
Christopher J. Stephens, Jr.	33,522
Angel S. Willis	7,382
Current directors and executive officers as a group	186,917

6   This figure does not include restricted stock units in the form of stock leverage opportunity awards. Under our Annual Incentive Plan, our executive officers have the opportunity to designate a portion of their annual bonus to be received as SLO awards. The numbers of such restricted stock units held by the named executive officers and by the current directors and executive officers as a group are as follows:

Edward L. Doheny II	109,799
Current directors and executive officers as a group	109,799

7   This figure includes shares of common stock held under our 401(k) and Profit-Sharing Plan with respect to which our executive officers individually and as a group may, by virtue of their participation in the plan, be deemed to be beneficial owners. The approximate numbers of share equivalents held by the named executive officers and by the current directors and executive officers as a group under the plan are as follows:

Emile Z. Chammas	5,117
Edward L. Doheny II	1,832
Sergio Pupkin	1,955
Christopher J. Stephens, Jr.	283
James M. Sullivan	283
Angel S. Willis	1,186
Current directors and executive officers as a group	12,356

8   The number of shares of common stock listed for Mr. Whitaker includes 3,000 shares for which he shares voting and investment power with a family member.

9   This figure includes, without duplication, the outstanding shares of common stock referred to in Notes 7 and 8 above held by our current directors and executive officers, and does not include stock units referred to in Notes 4, 5 and 6 above held by our current directors and executive officers.

The address of all individuals listed above is c/o Sealed Air Corporation, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208.



Executive Compensation

Compensation Discussion and Analysis

Our Compensation Discussion and Analysis, or CD&A, provides information on the goals and objectives of our executive compensation program including Sealed Air's executive compensation philosophy, which focuses on incentivizing high-performance and value creation by aligning the interests of our Company, executives, and stockholders.

Our Named Executive Officers for 2021

This CD&A discusses the compensation provided to our named executive officers for 2021 (the "named executive officers" or "NEOs"):

Name	Title (As of December 31, 2021)
Edward L. Doheny II	President and Chief Executive Officer
Christopher J. Stephens, Jr.	Senior Vice President, Chief Financial Officer
Emile Z. Chammas	Senior Vice President, Chief Manufacturing and Supply Chain Officer & Chief Transformation Officer
Sergio Pupkin	Senior Vice President, Chief Growth and Strategy Officer
Angel S. Willis	Vice President, General Counsel and Secretary
James M. Sullivan	Former Senior Vice President, Chief Financial Officer

Our CD&A includes five parts:

2021 Summary of Business & Performance Results ……………………………………………page 38

Executive Compensation Program Design and Objectives……………………………………page 42

2021 Compensation Decisions and Results ……………………………………………………page 45

Governance of Our Executive Compensation Program ………………………………………page 53

Other Features and Policies ……………………………………………………………………page 55

2021 Summary of Business and Performance Results

Key Business Accomplishments in 2021

In 2021, we delivered strong sales and earnings, overcoming dramatic inflationary, supply, and COVID challenges. Our results are a testament to our culture, people, and the powerful SEE Operating Engine.

Total Shareholder Return	Net Sales	Net Earnings	Adj EBITDA*
97.5%	**$5.5B**	**$491M**	**$1.13B**
'19-'21 Performance Period	+13% year over year	+1% year over year	+8% year over year

EPS	Adj EPS*	Cash Flow from Operations	Free Cash Flow*
$3.22	**$3.55**		
+4% year over year	+11% year over year	**$710M**	**$497M**

* Represents a non-GAAP financial measure. See Annex A for reconciliations of GAAP and non-GAAP financial measures.

Key 2021 Compensation Actions, Decisions and Results

Stockholder Outreach

We had lower than normal stockholder support for our say-on-pay vote last year due to concerns over a one-time action we took in 2020 on a 2017 new hire award for our CEO. As a result, we reached out to stockholders representing approximately 74% of total shares outstanding to discuss perspectives on our executive compensation program and 2020 compensation decisions. In general, the stockholders we engaged with supported the design of our executive compensation program that demonstrates our pay for performance philosophy. See "2021 Say-on-Pay Vote & Stockholder Outreach" below for more information.

Execution of ESG Embedded in 2021 Performance

Sustainability and Environmental, Social and Governance are strategic business imperatives at Sealed Air. In deciding base salary levels, target incentive awards, and annual incentive award payouts, the Compensation Committee considered the collective performance of the executive leadership team with respect to certain key strategic and operational goals, including Sealed Air's sustainability and environmental, social and governance priorities. The Committee recognizes that performance on these strategic and operational goals contributed to Sealed Air's strong financial performance and the compensation results in 2021. See "Environmental, Social and Governance Highlights" earlier in this proxy statement for more details.

SEE strategy includes priorities related to environmental, social and governance that positively impacted financial and operational performance in 2021



2021 Incentive Compensation Payouts

Our financial performance drove the payouts for our 2021 annual incentive compensation awards and 2019-2021 performance share units (or PSUs):

2021 Annual Incentive Plan Results



Performance Metrics	Threshold	Target	Maximum	Weighting	Payout
Adjusted EBITDA	$1,009	$1,085 ($1,108)	$1,161	50%	130%
Net Sales	$4,898	$4,999	$5,102 ($5,434)	25%	0%*
Free Cash Flow	$407	$509 ($510)	$611	25%	101%
Financial Achievement Factor					**90%**

* Net Sales payout was at 0% as the operating leverage target was not achieved due to excessive inflation. See discussion below.

2019 – 2021 Performance Share Unit Results

Performance Metrics	Threshold	Target	Maximum	Weighting	Payout
Adjusted EBITDA Margin	22% (20.9%)	23.5%	25%	33%	0%
Return on Invested Capital (ROIC)	14.5%	15.5%	16.5% (16.5%)	33%	195.5%
Relative TSR	25%ile	50%ile	75%ile	34%	200%
Total					**132.5%**

2021 Long-Term Incentive Awards

We place a premium on performance-based compensation principles and seek to link compensation opportunities with performance and stockholder interests. Consistent with past practice, 70% of the long-term incentive compensation opportunity for our NEOs for 2021 was in the form of an award of PSUs (earned based on performance over 2021-2023), and 30% was in the form of time-vesting restricted stock units, or RSUs. The Compensation Committee selected metrics for the 2021-2023 PSUs that would reward strong earnings performance and above market growth.

Details about these 2021 compensation decisions and results can be found under "2021 Compensation Decisions and Results" below.

2021 Say-on-Pay Vote & Stockholder Outreach

In the "say-on-pay" vote at the Annual Meeting held on May 18, 2021, the compensation of our named executive officers was supported by approximately 54% of the stockholders that voted due to concerns over a one-time action we took in 2020 on a 2017 new hire award for our CEO.

Say-on-Pay Vote Results (% Approving)		
2019	2020	2021
85%	93%	54%

As this vote was not consistent with the support level that our overall executive compensation program has received in prior years, the Company engaged in extensive outreach activities, in addition to engagements held prior to our 2021 Annual Meeting of Stockholders.

Who We Met



| **Stockholders Contacted** | **Stockholders Engaged** | **Director Participation** |

Sealed Air Participants

Our engagement team included our Chairman of the Board and Compensation Committee Chair, as well as representatives of our management team, including investor relations, legal, human resources and ESG.

What We Heard

Topics discussed with our stockholders included executive compensation, our business priorities and approach to sustainability issues—including inclusion of ESG metrics within our incentive plans.



The stockholders we spoke to were supportive of our executive compensation program design and the leadership team's execution against operational and financial goals. One common topic of our stockholders' focus and concern was the one-time change made in 2020 to the 2017 CEO new hire award, which a majority of stockholders we spoke with cited as the reason they did not support our say-on-pay proposal in 2021.

Compensation Committee Response

Below is a summary of the response of the Compensation Committee to the stockholder perspectives that were shared with us.

✓ The 2017 CEO new hire award was one-time in nature and not part of our regular executive compensation actions. In response to stockholder concerns, the Compensation Committee does not intend to modify any current or future equity awards for our NEOs.

✓ The Compensation Committee considered and will continue to review the opportunity to include specific ESG metrics in the Company's incentive plans. The Compensation Committee determined that the current compensation programs are aligned with our long-term growth strategy and effectively reflect our progress on ESG priorities and long-term value creation for our stockholders.

✓ The Compensation Committee and the Board of Directors will continue to consider stockholder perspectives and the outcomes of the future say-on-pay votes when evaluating our executive compensation program and making decisions related to our NEOs' compensation.

✓ We conveyed valuable perspectives we heard from our stockholders to the full Board of Directors and relevant committees of the Board, informing discussions in late 2021 and the first quarter of 2022.

Executive Compensation Program Design and Objectives

Our executive compensation program is designed to motivate, retain and attract leaders that will advance our caring, high-performance culture with the entrepreneurial spirit necessary to solve critical packaging challenges; deliver world-class performance; and drive long-term sustainable growth and value creation.

The Compensation Committee believes that our executive compensation program follows best practices with a focus on providing:

✓ A majority of compensation in performance-based, at-risk compensation with 70% of our long-term incentive program in performance share units;

✓ Pay for performance based on strategic business, operational, and financial goals for both annual and long-term incentive awards; and

✓ A balanced mix of incentive awards that aligns to SEE's strategic objectives and value creation for stockholders.

Compensation Mix – Pay for Performance Alignment

The at-risk and performance-based components of our 2021 executive compensation program are (i) the annual cash incentive opportunity, and (ii) the PSUs awards, which together are more than 50% of the compensation opportunity for the NEOs.

The following charts show the mix of base salary, target annual incentives and target long-term incentives (PSUs and RSUs) for the NEOs for 2021:



2021 Executive Total Target Direct Compensation Mix

* "Performance-Based" means AIP + PSU

Compensation Components

The following table summarizes the key components of our executive compensation program for our NEOs. A more detailed description is provided in the following sections of this CD&A.

Compensation Element	Description	Objectives
Base Salary	Fixed cash compensation based on role and duties	Appropriate level of market based fixed pay Assist with recruitment and retention
Annual Incentive	Annual cash award based on company financial performance with 0%-200% payout[1] Company, business unit and individual goals may also be considered	Reward executives for driving superior operating and financial results over a one-year timeframe Create a direct correlation between business success and financial reward
Long-Term Incentives	70% PSUs earned based on performance, typically over three-year period with 0%-250% payout 30% time-vesting RSUs vesting annually over three years	Reward achievement of longer-term goals and value creation Create direct correlation between longer-term business success and financial reward Encourage retention and ownership
Retirement Plans	401(k) and Profit-Sharing Plan Non-qualified deferred compensation plan	Provide retirement income and wealth creation for participants Assist with recruitment and retention
Severance Benefits	Executive Severance Plan, with reasonable severance benefits[2]	Assist with recruitment and retention
Other Benefits	Health care and life insurance programs Limited perquisites	Competitive with peer companies Assist with recruitment and retention

[1] Eligible executives may elect payout in RSUs.

[2] Subject to negotiated severance provisions for Mr. Doheny per offer letter agreement.

Under our executive compensation program, the Compensation Committee establishes each principal element of compensation for our NEOs—i.e., base salary, annual incentive targets and long-term incentive compensation targets—taking into account the median range based on data from peer companies (discussed below). In deciding these compensation elements, the Compensation Committee also considers the collective performance of the executive leadership team with respect to certain key strategic and operational goals, including Sealed Air's sustainability and environmental, social and governance priorities. The Compensation Committee has not set any fixed relationship between the compensation of the CEO and that of any other NEO.

Key Compensation Policies and Practices

What We Do

✓	**Majority of Compensation is Performance-Based**	65% of total target direct compensation for CEO, and 55% of total target direct compensation for other NEOs, is performance-based
✓	**Performance Goals for Both Annual and Long-Term Awards**	Use multiple, balanced measures, including use of both absolute and relative measures for long-term awards
✓	**Stock Ownership Policy**	Multiple of base salary must be held in common stock — 6x for CEO and 3x for other NEOs; 50%-100% of after-tax shares must be held until ownership goal is met
✓	**Compensation Recoupment (Clawback) Policy**	Recovery of annual or long-term incentive compensation based on achievement of financial results that were subsequently restated due to error or misconduct, regardless of whether the NEO was responsible for the error or misconduct
✓	**Receive Advice from Independent Compensation Consultant**	Compensation consultant (FW Cook and Pearl Meyer) provides no other services to Sealed Air
✓	**Double-Trigger Vesting of Equity Compensation Upon a Change in Control**	Under our equity compensation plans, vesting following a change in control requires involuntary termination of employment

What We Don't Do

✕	**No Supplemental Executive Retirement Plans for NEOs**	Consistent with focus on performance-oriented environment; reasonable and competitive retirement programs offered
✕	**No Change in Control Excise Tax Gross-Ups**	Consistent with focus on performance-oriented environment and commitment to best practices aligned to long-term stockholder interests
✕	**No Excessive Perquisites or Severance Benefits**	Consistent with focus on performance-oriented environment and commitment to best practices aligned to long-term stockholder interests
✕	**No Hedging or Pledging of Company Stock**	Applies to all executive officers and directors



2021 Compensation Decisions and Results

Compensation decisions for 2021 continued to demonstrate the direct link between the compensation opportunities for our NEOs and company performance aligned to increase the value of the Company.

The following summarizes the 2021 incentive metrics. A more detailed description of each is provided in the following sections of this CD&A.



Base Salary

Base salary, as a fixed component of compensation, is an important part of a competitive compensation package. The Compensation Committee establishes salary levels for NEOs primarily based on consideration of the median range for the peer companies for similar roles and responsibilities. The Compensation Committee also considers broad-based surveys of compensation trends and practices at other industrial companies in the United States, as well as performance and overall role and responsibilities.

In 2021, the Compensation Committee set the base salaries of each of the NEOs as follows:

Name	2020 Salary	2021 Salary	% Increase
Edward L. Doheny II	$1,214,113	$1,250,536	3%
Christopher J. Stephens, Jr.[1]	—	$640,000	—
Emile Z. Chammas	$679,098	$713,053	5%
Sergio Pupkin[2]	—	$500,000	—
Angel S. Willis	$448,050	$461,492	3%
James M. Sullivan	$682,500	$682,500	0%

[1] Mr. Stephens was a new hire and NEO for the first time in 2021.

[2] Mr. Pupkin is a NEO for the first time in 2021.

Annual Incentive Compensation

*Based on a set of objective financial performance metrics and consideration of other strategic and operational goals, the named executive officers received **90%** of their target 2021 annual incentives.*

A significant portion of each NEO's total annual compensation opportunity is made in the form of a target annual incentive opportunity under the Annual Incentive Plan. The Annual Incentive Plan is intended to drive high performance results based on the achievement of our strategic goals and corporate priorities, with emphasis on performance and alignment of the interests of our NEOs with our stockholders. The program provides the opportunity to earn a significantly higher annual incentive award (up to 200%) if target performance is exceeded, as well as the risk of a significantly lower annual incentive award, or even no annual incentive award, if target performance is not achieved.

Annual Incentive Compensation Awards Process

Beginning of Year: *After End of Year:*

1. Set target award levels	2. Select performance goals and set threshold, target, and maximum performance levels	3. Review performance results	4. Determine award amounts

For any NEO who is eligible to and elects to have all or a portion of the annual incentive award delivered as a "stock leverage opportunity," or SLO, there is a fifth step related to applying the SLO award rules. Each of these steps is discussed further below.

Setting Target Award Levels

The Compensation Committee determines the target level of annual incentive award for each NEO as a percentage of the NEO's base salary. The target percentages established for 2021 were based on each NEO's role with consideration of the median ranges established through peer group and general industry survey data on compensation trends and practices. The following table shows the calculation of the target annual incentive award for each NEO:

Name	2021 Salary	Target %		Target Annual Award
Edward L Doheny II	$1,250,536	122%	=	$1,525,654
Christopher J. Stephens, Jr.	$640,000	80%	=	$512,000
Emile Z. Chammas	$713,053	80%	=	$570,442
Sergio Pupkin	$500,000	60%	=	$300,000
Angel S. Willis	$461,492	60%	=	$276,895
James M. Sullivan[1]	—	—	=	$167,000

[1] Mr. Sullivan's 2021 target bonus was determined pursuant to his Extension Letter Agreement dated November 23, 2020.



Setting Performance Goals

Awards under the Annual Incentive Plan are based primarily on achievement against pre-established financial performance goals, resulting in a "Financial Achievement Factor," and may be adjusted by the Compensation Committee for performance against other strategic and operational goals. For 2021, the Compensation Committee established three financial performance goals to determine the Financial Achievement Factor:

 **Adjusted EBITDA**

 **50%**

2021 adjusted net earnings plus interest expense, taxes and depreciation and amortization.

Net Sales[1]

 **25%**

Consolidated revenues from external third parties and excluding intercompany sales.

Free Cash Flow

 **25%**

Net cash provided by operating activities less capital expenditures, calculated on a 13-month average to mitigate the impact of year-end fluctuations in working captial balances.

[1] There is no funding for the 2021 Net Sales metric if Operating Leverage is less than 22%. In addition, payout will be capped at 100% of target if Operating Leverage is less than 30%. Operating Leverage measures the ratio between year over year change in Adjusted EBITDA and the year-over-year change in net trade sales.

In 2021, our sales metric was qualified by the operating leverage that incentivized profitable growth. The goals for all three measures represented challenging but attainable levels of performance determined based on consideration of our annual operating plan and external guidance.

In order to ensure that achievement of these measures represents the performance of the core business, Adjusted EBITDA, and Net Sales were calculated at the 2021 budgeted foreign exchange rates and adjusted for specific items approved by the Compensation Committee, including restructuring charges, restructuring associated charges, the effect of certain charges related to acquisition and divestiture activity, and the effect of certain other items. Free cash flow for the purposes of determining payout on the Annual Incentive Plan is based on a 13-month average. As a result of these adjustments, 2021 Adjusted EBITDA and Net Sales used for compensation purposes were lower than as disclosed in the Company's Form 10-K, and 2021 free cash flow used for compensation purposes was higher than as disclosed in the Company's Form 10-K.

These goals are intended to improve the quality of our earnings, profitability, revenue and cash flow, all of which are aligned with the long-term interest of our stockholders

2021 Performance Results

In early 2022, the Compensation Committee reviewed the financial performance of our Company to determine the 2021 Financial Achievement Factor. The following chart summarizes the results of this analysis:

2021 Annual Incentive Plan Results



Performance Metrics	Threshold	Target	Maximum	Weighting	Payout
Adjusted EBITDA	$1,009	$1,108 / $1,085	$1,161	50%	130%
Net Sales	$4,898	$4,999	$5,434 / $5,102	25%	0%
Free Cash Flow	$407	$510 / $509	$611	25%	101%
Financial Achievement Factor					**90%**

We delivered strong sales and earnings growth in 2021. Incremental margin on volume growth exceeded our SEE Operating Model goal of 30%. However, dramatic inflationary pressures on input costs during the year outpaced our pricing realization. As a result, Net Sales payout was at 0% as the operating leverage target was not achieved due to excessive inflation.

The Compensation Committee also considered the collective performance of the NEOs on their contributions towards certain key strategic and operational goals including environmental, social and governance priorities. The Compensation Committee believes that it is important to evaluate the performance of our NEOs based on not only the financial performance of the Company but also on achievement of those strategic and operational goals that demonstrate alignment between our executives and stockholders and prioritize value creation opportunities. The Compensation Committee decided that achievement towards these goals in 2021 warranted payouts under the Annual Incentive Plan based on the full Financial Achievement Factor without further adjustment.

2021 AIP Payouts

The following table summarizes the annual incentive awards determined for each of the NEOs for 2021:

Name[1]	Target Annual Award	x	Financial Achievement Factor	=	Annual Incentive Award
Edward L. Doheny II	$1,525,654	x	90%	=	$1,373,089
Christopher J. Stephens, Jr.	$ 512,000	x	90%	=	$ 460,800
Emile Z. Chammas	$ 570,442	x	90%	=	$ 513,398
Sergio Pupkin	$ 300,000	x	90%	=	$ 270,000
Angel S. Willis	$ 276,895	x	90%	=	$ 249,206

[1] Mr. Sullivan's 2021 annual incentive award opportunity was fixed at $167,000 under his Extension Letter Agreement dated November 23, 2020, and not subject to adjustment for the Financial Achievement Factor. This opportunity reflected his duties during 2021 as he transitioned the Chief Financial Officer duties to Mr. Stephens.



SLO Awards

Under the Annual Incentive Plan, eligible NEOs have the opportunity each year to designate a portion of their annual incentive award to be received as an equity award under our equity compensation plan, called stock leverage opportunity, or SLO, awards. The portion to be denominated in SLO awards, in increments of 25% of the annual incentive award, may be given a premium to be determined by the Compensation Committee each year. The stock price used to calculate the number of shares that can be earned is the average closing price of Sealed Air stock for the first 15 trading days of the performance year ($45.46 for 2021). The value of the SLO award incorporates changes in stock price during the performance year to determine the number of RSUs granted.

Once the amount of the earned annual incentive award has been determined for each NEO following the end of the year, the cash portion is paid out thereafter, and the SLO award is provided in the form of an award of restricted stock or RSUs under our equity compensation plan with an additional two-year restriction period. The Compensation Committee believes that SLO awards provide an additional means to align the interests of our NEOs with those of our stockholders in a manner tied to our annual financial performance.

SLO awards also provide a means for eligible NEOs to more quickly meet their stock ownership requirements under our stock ownership guidelines discussed later in this CD&A. In 2017, the Compensation Committee limited eligibility for SLO awards to an individual's first five years in an executive officer position, which the Compensation Committee believes provides an appropriate period to achieve stock ownership requirements. Beginning in 2020, no new executive officers will be offered this election. Mr. Doheny was the only NEO eligible to make an SLO election for 2021 based on these requirements.

For 2021, the Compensation Committee established a 25% premium for any portion of the annual incentive award elected as an SLO award. Mr. Doheny made the following SLO election for 2021, further indicating his confidence in future Company performance:

Name	Cash Award %	SLO Award %
Edward L. Doheny II	0.0%	100.0%

The allocation of the final 2021 annual incentive award between cash and the SLO award for Mr. Doheny was as follows:

Name	Cash Award ($)	SLO Award (# of Shares)
Edward L. Doheny II	—	37,756

The SLO award is shown in "—Executive Compensation Tables—2021 Summary Compensation Table" under the "Stock Award" column based on the grant date fair value assuming target performance.

Long-Term Incentive Compensation Awards and Performance Results

2021 Awards & Prior Year Results

- 70% of 2021 award was in the form of PSUs earned based on 2021-2023 performance goals

- 30% of 2021 award was in the form of time-vesting RSUs vesting ratably over three years

- 2019-2021 PSUs earned at 132.5% of target.

The Compensation Committee believes the mix of PSUs and RSUs provides an appropriate balance between the goals of encouraging long-term performance, retention, and value creation while still keeping the emphasis on three-year measurable performance results.

During the first quarter of 2021, the Compensation Committee established target award levels generally based on a percentage of base salary, with the percentage of salary set taking into account the median range for long-term incentive compensation for executives with similar positions and responsibilities.

The Compensation Committee and the Board approved Mr. Doheny's 2021 target award based on a specified dollar amount rather than a percentage of salary based on the amount included in his original offer letter agreement with the Company dated September 5, 2017 (the "2017 Offer Letter") and competitive market data. Mr. Sullivan did not receive any long-term incentive award in 2021.

Our long-term incentive award program is intended to further link compensation to the achievements of the Company's long-term financial objectives

The following table shows the total target value of the long-term incentive awards for 2021 established by the Compensation Committee for the NEOs:

Name	Target % of Salary	LTI Target Value
Edward L. Doheny II	—	$ 6,500,000
Christopher J. Stephens, Jr.	175%	$ 1,120,000
Emile Z. Chammas	175%	$ 1,247,843
Sergio Pupkin	125%	$ 570,938
Angel S. Willis	125%	$ 576,865

2021-2023 PSU Awards

PSU awards provide for three-year performance periods with vesting based on achievement of goals with a relative TSR modifier. During the first quarter of 2021, the Compensation Committee established PSU award performance goals and the relative TSR modifier for the performance period starting January 1, 2021 for the NEOs. We refer to these as the 2021-2023 PSUs.

PSUs are intended to align NEO compensation closely to our performance while giving the NEOs the opportunity for additional value if performance targets are exceeded.

70% of the long-term incentive award dollar amount was assigned to the PSUs and allocated to each of the weighted primary performance metrics for the award, as follows:

Name	Total PSU Target Value	Target Award (# of PSUs)	
		ADJ. EBITDA CAGR	ROIC
Edward L. Doheny II	$4,550,000	51,882	51,882
Christopher J. Stephens, Jr.	$ 784,000	8,662	8,662
Emile Z. Chammas	$ 873,490	9,650	9,650
Sergio Pupkin	$ 399,657	4,416	4,416
Angel S. Willis	$ 403,806	4,461	4,461

Collectively, these primary metrics are intended to reward value creation through profitable, above-market organic growth and attractive returns on invested capital. The Compensation Committee included relative TSR as a modifier to these primary goals, as described below, to balance achievement of internal goals with performance against the broader market in an easily measurable metric that directly demonstrates value creation for our stockholders.

Adjusted EBITDA CAGR Goal

The Adjusted EBITDA CAGR metric measures the cumulative average growth rate (using the base year of 2020) of Adjusted EBITDA achieved at the end of the performance period. For this purpose, Adjusted EBITDA is our earnings before interest, taxes, depreciation and amortization, derived from our U.S. GAAP net earnings and subject to certain specified adjustments.



Adjusted EBITDA CAGR performance levels at threshold, target and maximum are as follows:

Adjusted EBITDA CAGR Goal		
Achievement	Adjusted EBITDA CAGR	% of Target Earned
Below Threshold	< 2.2%	0%
Threshold	2.2%	50%
Target	5.4%	100%
Maximum	≥ 8.6%	200%



Return on Invested Capital Goal

The ROIC metric measures the percentage of invested assets which are converted to income. ROIC is the result of dividing the Company's net adjusted operating profit after tax by total capital. Total capital excludes cash. ROIC achievement will be calculated as the average of the 12 quarter-end calculations of ROIC from January 1, 2021 through December 31, 2023. The calculation will include an adjustment for acquisitions and divestitures, made after the grant date, and accounting standards adopted which impact total capital.

The ROIC performance levels at threshold, target and maximum are as follows:

ROIC Goal		
Achievement	ROIC	% of Target Earned
Below Threshold	< 13%	0%
Threshold	13%	50%
Target	14%	100%
Maximum	≥ 15%	200%



The number of shares earned for achievement for both primary metrics between any two levels (above threshold) would be calculated on a pro-rata basis, and no shares will be earned for results below the threshold goal.

Relative TSR Modifier

The relative TSR modifier acts as a multiplier against the percentage of target earned based on Adjusted EBITDA CAGR and ROIC performance.

TSR represents the percentage change in the share price from the beginning of the performance period to the end of the performance period and assumes immediate reinvestment of dividends when declared at the closing share price on the date declared. The beginning share price will be calculated as an average of 31 data points: the closing share price on January 4, 2021 and the closing share price +/-15 trading days from January 4, 2021. The ending share price will be calculated as an average of 31 data points: the closing share price on December 29, 2023 and the closing share price +/-15 trading days from December 29, 2023.

The performance of relative TSR will be assessed in comparison of the percentile rank of the component companies (unweighted) of the S&P 500 index as of January 4, 2021 where the lowest ranked company will be the 0% rank, the middle-ranked company will be the 50th percentile rank and the top ranked company will be the 100th percentile rank. The applicable multiplier for the relative TSR result is as follows:

Relative TSR Modifier		
Achievement	TSR Percentile Rank	% of Shares Earned
Bottom Quartile	< 25th percentile	Performance x 75%
Second and Third Quartile	≥ 25th percentile and < 75th percentile	Performance x 100%
Top Quartile	≥ 75th percentile	Performance x 125%

2021 RSU Awards

RSU awards vest in equal annual installments over the three-year period following the date of grant in February 2021. The NEO generally must remain employed with us through each vesting date to earn the shares vesting on that date, other than in case of termination of employment for death or disability, or an involuntary termination within two years after a change in control, although certain special rules apply to prior awards to Mr. Sullivan in accordance with his original offer letter agreement. However, Mr. Sullivan did not receive an RSU award in 2021. In this manner, RSUs encourage retention of our named executive officers, while also aligning their interests with those of our long-term stockholders.

The number of RSUs was determined by dividing 30% of the long-term incentive award dollar amount by the closing price of our common stock on the grant date (rounded up to the next whole share).

Name	Total RSU Target Value	# of RSUs
Edward L. Doheny II	$ 1,950,000	44,828
Christopher J. Stephens, Jr.	$ 336,000	7,571
Emile Z. Chammas	$ 374,353	8,436
Sergio Pupkin	$ 171,281	3,860
Angel S. Willis	$ 173,060	3,900

Performance Results for 2019 – 2021 PSU Award

The Compensation Committee determined the performance results for the 2019-2021 PSUs granted in early 2019. The 2019-2021 PSUs were earned at 132.5% of target, based on achievement of each of the three goals measured over the 2019-2021 performance period, as follows:

2019 – 2021 Performance Share Unit Results

Performance Metrics	Threshold	Target	Maximum	Weighting	Payout
Adjusted EBITDA Margin	20.9% / 22%	23.5%	25%	33%	0%
Return on Invested Capital (ROIC)	14.5%	15.5%	16.5% / 16.5%	33%	195.5%
Relative TSR	25%ile	50%ile	75%ile	34%	200%
Total					**132.5%**

[1] Adjusted EBITDA margin metric measured 2021 Adjusted EBITDA as a percentage of 2021 net sales, subject to certain exclusions. For this purpose, (a) "2021 Adjusted EBITDA" is our earnings before interest, taxes, depreciation and amortization for calendar year 2021, derived from our U.S. GAAP net earnings, adjusted to exclude certain specified items, and (b) "2021 net sales" is our net sales for 2021 as reported in our Annual Report on Form 10-K for 2021, less the impact from acquired companies during the performance period.



[2] The Return on Invested Capital (ROIC) metric measures the percentage of invested assets which are converted to income for stakeholders utilizing Net Adjusted Operating Profit After Tax (NAOPAT) for the 2019—2021 performance period as a percentage of total capital.

[3] The Relative TSR metric measures the percent change in share price from the beginning of the performance period to the end of the performance period and assumes immediate reinvestment of dividends when declared at the closing share price on the date declared. The beginning share price was calculated as an average of 31 data points: the closing share price on January 2, 2019 and the closing share price +/- 15 trading days from January 2, 2019. The ending share price was calculated as an average of 31 data points: the closing share price on December 31, 2021 and the closing share price +/- 15 trading days from December 31, 2021. The performance of this metric was assessed in comparison of the percentile rank to the approved peer group of companies. The lowest ranked company was the 0th percentile rank, the middle ranked company was the 50th percentile rank and the top ranked company was the 100th percentile rank. If a company was acquired or otherwise is no longer publicly traded and its share price no longer available, it was excluded from the peer group.

Sign-On Awards for Mr. Stephens

Mr. Stephens joined the Company effective January 1, 2021 in accordance with an offer letter agreement dated November 23, 2020. In order to compensate Mr. Stephens for loss of compensation associated with his prior role and to encourage acceptance of our offer, the offer letter included two sign-on awards. First, Mr. Stephens received a cash sign-on bonus of $300,000. Second, he was granted an initial equity award in the form of time-vesting RSUs valued at $1,500,000. The RSUs vest in three substantially equal annual installments starting on the first anniversary of the grant date, subject to earlier vesting in case of Mr. Stephens' death or disability or his involuntary termination following a change in control of the Company in accordance with the Company's standard form of RSU award agreement.

Promotion Award for Mr. Pupkin

Mr. Pupkin was promoted to senior vice president on July 1, 2021. In connection with that promotion, the Compensation Committee granted Mr. Pupkin an RSU award valued at $200,000 vesting annually over three years. The Compensation Committee made this award to recognize the increased duties and responsibilities for Mr. Pupkin in his new role and to further encourage his retention. Because his 2021 long-term incentive awards were granted earlier in the year before his promotion, this award amount was intended to reflect the increased long-term incentive opportunity in his new role, prorated for half of the year.

Governance of Our Executive Compensation Program

Oversight by the Compensation Committee

The Compensation Committee is responsible for establishing and implementing our executive compensation philosophy and for ensuring that the total compensation paid to our NEOs and other executives is fair and competitive and incentivizes a caring, high-performance culture and achievement of the Company's strategic business objectives.

Under our executive compensation philosophy, we provide compensation in the forms and at levels that will permit us to retain and motivate our existing executives and to attract new executives with the skills and entrepreneurial mindset we need to deliver world-class performance and maximize value creation. The compensation program is intended to provide appropriate and balanced incentives toward achieving our annual and long-term strategic objectives; to support an environment that prioritizes value creation for our Company, our stockholders and our society; and to create an alignment of interests between our executives and our stockholders.

While greater weight is given to financial performance results, the Compensation Committee expects that the Company and its executives deliver on strategic commitments which include sustainability and other goals related to ESG initiatives. Demonstrating ongoing progress and success related to such initiatives is a factor in the assessment and related decisions on executive performance, and compensation, including target incentive opportunities. Thus, the Compensation Committee strives to effectively link performance for our named executive officers to not only financial performance but also achievement of its strategic and operational goals that demonstrate alignment between our executives, shareholders and society.

Role of Independent Compensation Consultant

The Compensation Committee has the sole authority to retain, oversee and terminate any compensation consultant to be used to assist in the evaluation of executive compensation and to approve the consultant's fees and retention terms. The Compensation Committee has retained FW Cook, until October 2021, and Pearl Meyer since then as its executive compensation consultants. FW Cook and Pearl Meyer also advised the Nominating and Corporate Governance Committee regarding director compensation but did not provide any other services to Sealed Air. Sealed Air pays the fees of FW Cook and Pearl Meyer.

FW Cook and Pearl Meyer advised the Compensation Committee on the selection of peer companies, provided comparative industry trends and peer group data regarding salary, annual incentive and long-term incentive compensation levels for our executive officers and other key executives, and advised on recommended compensation levels for our management in 2021. FW Cook assisted the Compensation Committee in selecting metrics and goals for the 2021 annual bonus program and the 2021-2023 PSUs. Pearl Meyer conducted the risk analysis of the Company's incentive compensation plans. In 2021, the Compensation Committee assessed the independence of both FW Cook and upon engagement in October 2021, Pearl Meyer, pursuant to SEC rules and concluded that no conflict of interest exists that would prevent either FW Cook or Pearl Meyer from serving as an independent consultant to the Compensation Committee.

Role of CEO and Management

The Compensation Committee from time to time directs members of management to work with the independent compensation consultant to provide executive compensation information or recommendations to the Compensation Committee. However, the Compensation Committee has not delegated any of its authority to determine executive compensation programs, practices or other decisions to our management. As noted above, the current executive compensation program was developed and approved by the Compensation Committee with advice and support from FW Cook and Pearl Meyer after consulting with the CEO and our compensation and legal professionals. The CEO and other executive officers and compensation professionals attend portions of meetings as requested by the Compensation Committee.

While the Compensation Committee approved metrics for the 2021 annual and long-term incentive programs, FW Cook, the CEO and other members of our management also were consulted in developing the metrics and establishing the goals for the 2021 programs.

The CEO submits salary and bonus recommendations to the Compensation Committee for the other NEOs as well as for the other executives whose compensation is set by the Compensation Committee. In addition, the Compensation Committee has delegated to the CEO limited authority to make equity awards to employees who are not executive officers. The CEO does not provide input regarding his own compensation and does not participate in any related Compensation Committee deliberations. Following a review of those recommendations with Pearl Meyer (and previously FW Cook), the Compensation Committee approves compensation decisions for our NEOs. In making compensation decisions for NEOs other than the CEO, the Compensation Committee relies on the CEO's recommendations but makes independent adjustments and is not bound by those recommendations.



Use of Peer Group Data

The Compensation Committee uses data from a peer group as a factor in setting executive compensation levels and in designing executive compensation programs. The peer group is reviewed annually by the Compensation Committee. The Compensation Committee includes companies primarily in the materials sector that are comparable to Sealed Air based on sales, number of employees and market capitalization. The table below sets forth the peer group of companies that the Compensation Committee considers in setting executive compensation levels and in designing compensation programs.

Peer Group Companies

AptarGroup, Inc.	*Crown Holdings, Inc.*
Ashland Global Holdings Inc.	*Graphic Packaging Holding Co.*
Avery Dennison Corporation	*Greif, Inc.*
Avient Corporation	*HB Fuller Company*
Axalta Coating Systems Ltd.	*Owens-Illinois, Inc.*
Ball Corporation	*Packaging Corporation of America*
Berry Global Group, Inc.	*Silgan Holdings Inc.*
Celanese Corporation	*Sonoco Products Co.*

The Compensation Committee considers comparative executive compensation levels and practices based on information from the peer companies as well as other industry and market data provided by FW Cook and Pearl Meyer related to general industry executive compensation trends.

Other Features and Policies

Stock Ownership Guidelines

In order to align the interests of named executive officers and stockholders, we believe that our named executive officers should have a significant financial stake in Sealed Air. To further that goal, we have stock ownership guidelines that apply to our named executive officers and other key executives. The guidelines for our named executive officers are as follows:

- Executive officers are required to hold a multiple of their salary: 6 for the CEO, 3 for the other members of the executive leadership team (including all other named executive officers); and 2 for all other executive officers;

- Share equivalents held in our tax-qualified retirement plans are included, but unvested awards under our equity compensation plans are excluded;

- Until the minimum stock ownership has been reached, executive officers are expected to retain a percentage of the shares received as awards under our equity compensation programs after payment of applicable taxes (100% for awards that vested before August 12, 2020; 75% for awards to the CEO and 50% for all other awards that vested on or after August 12, 2020); and

- The Compensation Committee can approve exceptions to the stock ownership guidelines for executive officers in the event of financial hardship.

As of March 28, 2022, all of our named executive officers had met the ownership guidelines or will have shares retained at vesting as required by the guidelines.

Savings, Retirement and Health and Welfare Benefits

Our named executive officers participate in the retirement programs available generally to employees in the countries in which they work because we believe that participation in these programs and in the other health and welfare programs mentioned below is an important part of a competitive compensation package. In the United States, our named executive officers participate in a tax-qualified defined contribution retirement plan, the Sealed Air Corporation 401(k) and Profit-Sharing Plan. As a result of participating in this broad-based retirement plan, our executive officers are eligible to receive profit-sharing and matching contributions paid by us, up to IRS limits applicable to tax-qualified plans.

U.S.-based named executive officers may elect to defer a portion of salary or cash incentive awards under our nonqualified deferred compensation plan. The Compensation Committee believes that this plan is appropriate because executives are limited in the amount that they can save for retirement under the 401(k) and Profit-Sharing Plan due to IRS limits applicable to tax-qualified retirement plans. No employer contributions are provided under the deferred compensation plan.

We do not offer any other nonqualified excess or supplemental benefit plans to our named executive officers in the United States.

All of our named executive officers participate in the health, life insurance, disability benefits and other welfare programs that are provided generally to employees in the countries in which they work.

Perquisites and Other Personal Benefits

Consistent with our performance-oriented environment, we generally provide limited perquisites to our named executive officers, as included under the "All Other Compensation" column in "—Executive Compensation Tables—2021 Summary Compensation Table."

These perquisites are intended to provide a competitive compensation package for retention and in light of then current circumstances. The Company agreed to provide Mr. Stephens with certain relocation benefits in connection with his offer letter agreement, consistent with the Company's relocation policy. These benefits are intended to assist Mr. Stephens relocate to our Charlotte, NC headquarters. Per the offer letter, the cap on the loss on sale benefit for the sale of his home under the policy is $85,000.

Compensation Recoupment (Clawback) Policy

Our compensation recoupment (clawback) policy, or the Recoupment Policy, requires each executive officer to reimburse us for all or a portion of any annual or long-term incentive compensation paid to the executive officer based on achievement of financial results that were subsequently the subject of a restatement due to error or misconduct regardless of whether the executive officer was responsible for the error or misconduct so long as no payment or award or a lower payment or award would have been made to the officer based on the restated results. The Board of Directors will make the determination whether to seek recovery. The Recoupment Policy is part of our overall risk management practices to ensure that compensation programs do not encourage manipulation of financial results.

In addition, the Recoupment Policy provides that our CEO and CFO must reimburse us for any compensation or profits from the sale of securities under Section 304 of the Sarbanes-Oxley Act of 2002. The Recoupment Policy has been incorporated into our equity award documents.

Employment, Severance and Change in Control Arrangements
Employment Agreements

We do not generally enter into employment agreements with executive officers or other employees except in countries outside the United States where such agreements are customary or as necessary for recruitment.

We entered into the 2017 Offer Letter with Mr. Doheny in connection with his recruitment. We received guidance from FW Cook in the negotiation of the agreement. The 2017 Offer Letter includes provisions regarding Mr. Doheny's



position and duties, compensation, post-employment covenants and other matters, including provisions regarding certain new-hire equity awards described above and certain severance benefits described under "—Executive Compensation Tables—Payments Upon Termination or Change in Control" below. The Compensation Committee believes that the terms of the 2017 Offer Letter are reasonable and were necessary to cause him to accept a significant leadership role with Sealed Air.

We entered into an offer letter agreement with Mr. Sullivan, dated June 14, 2019, in connection with his recruitment. The offer letter agreement includes provisions regarding Mr. Sullivan's position and duties, compensation, post-employment covenants and other matters, including provisions regarding a sign-on bonus (in the amount of $500,000), an initial equity award, and certain special equity vesting terms in lieu of severance benefits described under "—Executive Compensation Tables—Payments Upon Termination or Change in Control" below. The Compensation Committee believes that the terms of the offer letter agreement are reasonable and were necessary to cause him to accept a significant leadership role with Sealed Air. In November 2020, the Compensation Committee approved an amendment to the offer letter agreement to extend Mr. Sullivan's employment with the Company through March 31, 2021 (or any earlier date in 2021 as Mr. Sullivan and the Company may mutually agree). Under this agreement, Mr. Sullivan continued to serve as the Senior Vice President and Chief Financial Officer until Mr. Stephens assumed that role, which occurred on February 26, 2021. After that date through March 31, 2021, Mr. Sullivan was employed in a non-executive role, assisting Mr. Stephens with the transition of his duties, receiving the following compensation:

- Base salary at his current annual rate,

- A completion bonus in the amount of $167,000, paid in a lump sum after the end of his employment, and

- Continued participation in the Company's employee benefit plans in accordance with their terms.

Mr. Sullivan will not receive any long-term incentive awards in 2021. The other terms and provisions of his original offer letter remained in effect until his departure, including the special equity vesting terms.

We also entered into an offer letter agreement with Mr. Stephens dated November 23, 2020, in connection with his recruitment. The offer letter agreement includes provisions regarding Mr. Stephens' position and duties, compensation, post-employment covenants, and other matters, including the sign-on cash bonus and RSU award described above.

Executive Severance Plan

In early 2014, the Compensation Committee established the Executive Severance Plan. This plan provides for reasonable severance benefits in the case of an executive's involuntary termination of employment, either by us without "cause" or by the executive for "good reason." The Compensation Committee believes that the Executive Severance Plan serves the interests of stockholders by encouraging the retention of a stable management team.

Under the Executive Severance Plan, in the case of an involuntary termination of employment without cause or with good reason, the executive is eligible for severance benefits equal to one year of base salary and target annual bonus payable in installments over 12 months and health and welfare benefits for a period of 12 months.

If the qualifying termination occurs upon or within two years after a change in control of Sealed Air, the executive is instead entitled to receive (1) a lump sum payment equal to two years of the sum of base salary and target annual bonus, (2) continued health and welfare benefits for up to 18 months, and (3) accelerated vesting of all outstanding equity compensation awards.

Severance benefits are conditioned upon the executive giving us a general release of claims at the time of separation. Benefits are also conditioned upon the executive's compliance with certain restrictive covenants regarding non-disparagement, confidentiality and non-competition (in addition to any other restrictive covenants to which an employee may be subject). No tax gross-ups are provided to any participant under the plan in case of any excise taxes under Sections 280G and 4999 of the Internal Revenue Code as a result of payments under the plan in connection with a change in control.

If an executive covered by the plan is also entitled to severance under an existing agreement with us, the terms of the individual severance agreement will control instead of the plan. Mr. Sullivan's offer letter, for example, includes certain special equity vesting provisions in lieu of Mr. Sullivan's participation in the Executive Severance Plan.

Timing of Equity Grants

PSU and RSU awards made to our executive officers under our equity compensation plans are made during the first 90 days of each year, either at the regularly-scheduled meeting of the Compensation Committee held in February of each year or at a special meeting held later but during the first 90 days of the year. In addition, SLO awards are made effective on a date set by the Compensation Committee in advance but no later than March 15 to those executive officers who have elected to receive a portion of their annual incentive award as an SLO award. The date is selected based on when the Compensation Committee expects that all annual incentive awards will be determined and to allow our staff sufficient time to assist executive officers to make required SEC filings for the SLO awards on a timely basis.

To the extent that other awards of restricted stock or RSUs may be made to executive officers, they are generally made at regular or special meetings or by unanimous written consents of the Compensation Committee. Awards are generally effective on the date of such meeting or unanimous written consent. Dates for Compensation Committee meetings are usually set during the prior year, and the timing of meetings and awards is unrelated to the release of material non-public information.

Section 162(m) Considerations

Internal Revenue Code Section 162(m) limits the deductibility of compensation in excess of $1 million paid to certain covered employees (generally including the named executive officers) in any calendar year. As a result, compensation paid in excess of $1 million to our named executive officers generally will not be deductible. The Compensation Committee designs compensation programs that are intended to be in the best long-term interests of Sealed Air and our stockholders, with deductibility of compensation being one of a variety of considerations taken into account.

Compensation Committee Report

The Organization and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on its review and discussions with management, the members of the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Sealed Air's 2022 Proxy Statement and incorporated by reference into Sealed Air's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Organization and Compensation Committee

Françoise Colpron, Chair
Michael P. Doss
Harry A. Lawton III
Neil Lustig



Board Oversight of Compensation Risks

We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on Sealed Air. In 2021 as in prior years, at the request of the Compensation Committee and with the assistance of Pearl Meyer, we evaluated our incentive compensation plans relative to our enterprise risks and determined that there were no significant changes to the compensation risks identified below. We determined, with consideration of advice from Pearl Meyer, that there were no significant risk areas from a compensation risk perspective.

With respect to our executive compensation programs, a number of risk mitigation features were in place in 2021, including the following:

The primary metric for the Annual Incentive Plan focused on earnings (Adjusted EBITDA, Net Sales and free cash flow), and the Compensation Committee had discretion to adjust bonus pool funding and individual award payouts.

- ✓ The principal long-term incentive program for executives is PSU awards that vest based on achievement of measurable financial three-year goals balanced by relative total stockholder return performance. No stock options were used.

- ✓ The Compensation Committee has discretion in extraordinary circumstances to reduce payout on PSU awards below the amount otherwise earned.

- ✓ Pay leverage is reasonable and generally does not exceed 200% of target for Annual Incentive Plan and 250% for PSU awards.

- ✓ The Recoupment Policy, which applies to executive officers and other key executives, discourages excessive risk taking and manipulation of financial results.

- ✓ Our stock ownership guidelines require executives to hold at least a portion of vested equity awards during employment, thus discouraging excessive risk taking.

- ✓ Different metrics are used for annual and long-term incentive plans for executives, thus not placing too much emphasis on a single metric.

Executive Compensation Tables

2021 Summary Compensation Table

The following table shows compensation for our named executive officers for the years indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Edward L. Doheny II President and CEO	2021	1,241,430	—	8,407,162	—	26,100	9,674,692
	2020	1,205,272	—	10,183,694	—	375,233	11,764,199
	2019	1,171,562	—	7,772,975	—	28,000	8,972,537
Christopher J. Stephens, Jr. SVP, CFO	2021	640,000	300,000	2,620,115	460,800	133,709	4,154,624
Emile Z. Chammas SVP, Chief Manufacturing and Supply Chain Officer & Chief Transformation Officer	2021	704,564	—	1,247,908	513,398	26,100	2,491,970
	2020	671,013	—	1,188,501	827,413	64,937	2,751,864
	2019	635,479	—	1,131,989	656,300	28,000	2,451,768
Sergio Pupkin[4] SVP, Chief Growth and Strategy Officer	2021	472,937	—	771,055	270,000	26,100	1,540,092
Angel S. Willis[5] VP, General Counsel and Secretary	2021	458,131	—	576,892	249,206	26,100	1,310,329
	2020	444,788	—	560,130	409,428	28,500	1,442,846
James M. Sullivan[4,5] Former SVP, CFO	2021	186,807	167,000	—	—	26,100	379,907
	2020	674,375	—	1,194,422	819,000	122,046	2,809,843
	2019	338,542	500,000	500,004	345,184	28,000	1,711,730

[1] The Stock Awards column shows the value of equity awards granted during the year indicated. The amounts do not correspond to the actual amounts that may be earned by the named executive officers. Equity awards granted during each year may include: (a) awards of restricted stock, or RSAs, and restricted stock units, or RSUs, under the 2014 Incentive Plan; (b) SLO awards under the Annual Incentive Plan; and (c) PSU awards granted under the 2014 Incentive Plan. RSA and RSU awards are valued at the grant date fair value computed in accordance with FASB ASC Topic 718. SLO awards are valued at the fair value at the service inception date based on the percentage of the target bonus to be paid as an SLO award, increased by the 25% premium, using the average closing price of our common stock for the first 15 trading days of the calendar year, where the service inception date is the beginning of the calendar year. PSU awards are valued based on the grant date fair value on the date on which the PSU award was granted by the Compensation Committee. In valuing the SLO awards and PSU awards, we assumed the probable achievement of the target levels for the primary performance goals. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures. For the of 2021-2023 PSU awards, which are subject to a modifier based on relative TSR performance, the grant date fair value is based on a Monte Carlo simulation value (which was $43.85 per share for the award to Mr. Doheny and $45.26 per share for the awards to the other NEOs). For additional assumptions made in valuing these awards and other information, see Note 21, "Stockholders' (Deficit) Equity," of Notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021. For the PSU awards granted in February 2021, the value of the awards as of the grant date, assuming that the highest level of performance conditions would be achieved (which is 250% of target for the 2021-2023 PSUs), is as follows:

Name	Maximum 2021-2023 PSU Award ($)
Mr. Doheny	11,375,129
Mr. Stephens	1,960,211
Mr. Chammas	2,183,795
Mr. Pupkin	999,341
Ms. Willis	1,009,524

[2] The amounts in the Non-Equity Incentive Compensation column for 2021 reflect the cash portion of annual bonuses earned by the named executive officers for 2021. Mr. Doheny received an SLO award for the entirety of his annual bonus for 2021. The value of the SLO award portion of annual bonuses at the service inception date is included in the Stock Awards column. For further discussion regarding annual bonus awards in 2021, see "—Compensation Discussion and Analysis—2021 Compensation Decisions and Results—Annual Incentive Compensation."



[3] The amounts shown in the All Other Compensation column for 2021 are attributable to the following:

Name	Company Profit Sharing Contribution* ($)	Company Matching Contributions* ($)	Other Perquisites** ($)	Total ($)
Mr. Doheny	14,500	11,600	—	26,100
Mr. Stephens	14,500	11,600	107,609	133,709
Mr. Chammas	14,500	11,600	—	26,100
Mr. Pupkin	14,500	11,600	—	26,100
Ms. Willis	14,500	11,600	—	26,100
Mr. Sullivan	14,500	11,600	—	26,100

* Made to the Sealed Air Corporation 401(k) and Profit-Sharing Plan.

** For Mr. Stephens, the perquisites represent the aggregate incremental cost to the Company of relocation benefits provided in 2021.

[4] Mr. Stephens and Mr. Pupkin first became named executive officers in 2021, and therefore compensation for prior years is not reported.

[5] Mr. Sullivan's 2021 base salary includes accrued vacation paid at termination of employment.

Grants of Plan-Based Awards in 2021

The following table sets forth additional information concerning stock awards granted during 2021 under the 2014 Incentive Plan and the cash and SLO portions of the annual bonus targets for 2021 performance under our Annual Incentive Plan. Mr. Sullivan was not granted any awards for 2021.

Name	Type of Award[1]	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2] Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[3] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards, Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[4] ($)
Mr. Doheny	21PSU	2/11/2021		38,912	103,764	259,410		4,550,051
	21RSU	2/11/2021					44,828	1,950,018
	21SLO	1/3/2021			41,951			1,907,092
Mr. Stephens	21PSU	2/10/2021		6,498	17,324	43,310		784,084
	21RSU	2/10/2021					7,571	336,001
	21RSU(hire)	1/4/2021					33,334	1,500,030
	Cash	1/3/2021	460,800					
Mr. Chammas	21PSU	2/10/2021		7,238	19,300	48,250		873,518
	21RSU	2/10/2021					8,436	374,390
	Cash	1/3/2021	513,398					
Mr. Pupkin	21PSU	2/10/2021		3,312	8,832	22,080		399,736
	21RSU	2/10/2021					3,860	171,307
	21RSU(SVP)	7/1/2021					3,382	200,011
	Cash	1/3/2021	270,000					
Ms. Willis	21PSU	2/10/2021		3,346	8,922	22,305		403,810
	21RSU	2/10/2021					3,900	173,082
	Cash	1/3/2021	249,206					

[1] Type of Award	Description
Cash	Cash portion of 2021 annual bonus
21SLO	SLO award portion of 2021 annual bonus
21PSU	Three-year PSU award for the performance period beginning January 1,2021
21RSU	Time-vesting RSU award granted as part of 2021 long-term incentive awards
21RSU(hire)	New hire RSU award for Mr. Stephens
21RSU(SVP)	Promotion RSU award for Mr. Pupkin

[2] This column shows the target awards established in early 2021 for the cash portion of 2021 annual bonuses for each of the named executive officers (other than Mr. Sullivan) under our Annual Incentive Plan. While the overall funded bonus sub-pool applicable to the named executive officers has a 25% of target threshold level and a 200% of target maximum funding limit, individual bonus awards can vary as long as the total of all bonus awards is within the overall funded sub-pool. Actual payouts for 2021 are shown in the "Non-Equity Incentive Plan Compensation" column in "—2021 Summary Compensation Table."

[3] These columns show (i) target awards established in early 2021 for the SLO portion of 2021 annual bonuses for Mr. Doheny under our Annual Incentive Plan, and (ii) the threshold, target and maximum awards for PSU awards granted in 2021 for each of the named executive officers (other than Mr. Sullivan) under the 2014 Incentive Plan.

The threshold number of shares for 2021-2023 PSU awards is 37.5% of the target number of shares for the Adjusted EBITDA CAGR and ROIC portions and the maximum number of shares for such awards is 250% of the target number of shares. Shares, to the extent earned, will be issued in 2024 for the 2021-2023 PSU awards. See "—Compensation Discussion and Analysis—2021 Compensation Decisions and Result—Long-Term Incentive Compensation."

[4] This column shows the fair value on the grant date or service inception date of the equity awards shown in the table computed in accordance with FASB ASC Topic 718. The manner in which grant date fair value was determined for awards granted in 2021 is discussed in Note 1 under "—2021 Summary Compensation Table." The amounts shown exclude the impact of estimated forfeitures.

Additional Information about Annual and Long-Term Incentive Awards

Annual Incentive Plan: Cash Bonuses and SLO Awards

Each of the named executive officers has a target bonus that is established by the Compensation Committee during the first quarter of the year. Also, certain of the named executive officers have the opportunity at a time determined by the Compensation Committee (generally prior to the start of the performance year) to designate a portion of his or her annual bonus to be received as a SLO award under the 2014 Incentive Plan. The portion to be denominated as SLO awards, in increments of 25% of the annual bonus, may be given a premium to be determined by the Compensation Committee each year. The stock price used to calculate the number of shares that can be earned is the average closing price for the first 15 trading days of the performance year, thereby reflecting stock price changes during the performance year in the value of the SLO award. Beginning in 2019, no new executive officers may make this election.

Once the amount of the annual bonus has been determined for each named executive officer following the end of the year, the cash portion is paid out shortly thereafter, and the SLO award is provided in the form of an award of RSUs under the 2014 Incentive Plan. These RSUs are granted on a date determined by the Compensation Committee, but no later than March 15 following the end of the performance year, and vest on the second anniversary of the RSU grant date. For example, the RSUs awarded for a 2021 SLO award are granted in early 2022 and vest in early 2024. For the "principal portion" of the award that would have otherwise been paid in cash, the SLO awards may vest earlier upon any termination of employment, other than for cause. For the "premium portion" of the award equal to the additional 25%, the award may vest earlier only in case of death, disability or retirement. Except as described above, if the recipient ceases to be employed by us prior to vesting, then the award is forfeited, except for certain circumstances following a change in control. SLO awards in the form of RSUs have no voting rights until shares are issued to them but do receive a cash payment in the amount of the dividends (without interest) on the shares they have earned at about the same time that shares are issued to them following vesting.

Retirement for the purpose of SLO awards and the PSU awards described below means (i) for PSU awards granted before 2018 and SLO awards through 2018 performance year, termination of employment after five or more years of



employment and with years of employment plus age equal to 70 or more, and (ii) for PSU awards granted beginning in 2018 and SLO awards beginning for the 2019 performance year, termination of employment after at least age 55 with at least 10 years of employment, and in each case excluding termination for cause.

Performance Share Unit Awards

PSU awards, which were awarded under the 2014 Incentive Plan, generally provide for a three-year performance period with a targeted number of shares to be earned if performance during the period meets goals set by the Compensation Committee during the first 90 days of the period. If performance is below defined threshold levels, then no units will be earned, and if performance exceeds defined maximum levels, then a maximum number of units (above the target number) will be earned. PSU awards are not transferable by the recipient until the end of the performance period and certification by the Compensation Committee with respect to each performance measure used for the award. If a recipient terminates employment during the performance period due to death, disability or retirement, then the recipient (or his or her estate) will receive a pro rata payout following the end of the performance period based on the portion of the performance period during which the recipient was employed and based on the number of units that would have been earned by the recipient if he or she had remained employed for the entire performance period. If the recipient leaves employment during the performance period for any other reason, then the units are forfeited, except for certain circumstances following a change in control. At about the same time that shares are issued to recipients following the performance period, recipients also receive a cash payment in the amount of the dividends (without interest) that would have been paid during the performance period on the number of shares that they have earned. Holders of PSU awards have no voting rights as stockholders until shares of common stock are issued after the end of the performance period.

Restricted Stock Units

As part of the 2021 long-term incentive award, awards of RSUs vest in equal installments annually over three years. RSU awards may vest earlier in the event of the recipient's death or disability. If a recipient terminates employment prior to vesting, then the award of RSUs is forfeited, except for certain circumstances following a change in control. Within 90 days following the date of termination, the Compensation Committee can waive the forfeiture of all or a portion of an award. During the vesting period, holders of unvested RSUs have no voting rights. We do not pay dividends on unvested RSUs. Instead, following vesting, holders receive a cash payment in the amount of dividends (without interest) that would have been paid during the vesting period.

Outstanding Equity Awards at 2021 Fiscal Year-End

The following table shows, as of December 31, 2021, outstanding and unvested stock awards under the 2014 Incentive Plan for the named executive officers. All market or payout values in the table shown for stock awards are based on the closing price of common stock on December 31, 2021 of $67.47 per share. Mr. Sullivan did not have any outstanding equity awards as of December 31, 2021.

		Stock Awards			
Name	Type of Awards[1]	Number of Shares or Units of Common Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Common Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Award: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Mr. Doheny	17PSU			35,000	2,361,450
	17RSU	35,000	2,361,450		
	19RSU	14,252	961,582		
	20RSU	36,803	2,483,098		
	21RSU	44,828	3,024,545		
	20PSU			129,220	8,718,473
	21PSU			103,764	7,000,957
	19SLO	65,831	4,441,618		
	20SLO	72,043	4,860,741		
Mr. Stephens	21PSU			17,324	1,168,850
	21RSU(hire)	33,334	2,249,045		
	21RSU	7,571	510,815		
Mr. Chammas	20PSU			22,589	1,524,080
	21PSU			19,300	1,302,171
	19RSU	2,682	180,955		
	20RSU	6,629	447,259		
	21RSU	8,436	569,177		
Mr. Pupkin	20PSU			9,023	608,782
	21PSU			8,832	595,895
	19RSU	857	57,822		
	20RSU	2,648	178,661		
	21RSU	3,860	260,434		
	21RSU(SVP)	3,382	228,184		
Ms. Willis	20 PSU			10,646	718,286
	21PSU			8,922	601,967
	19RSU(hire)	4,687	316,232		
	19RSU	1,289	86,969		
	20RSU	3,124	210,776		
	21RSU	3,900	263,133		



[1] Type of Award	Description
19SLO	SLO award portion of 2019 annual bonus
20SLO	SLO award portion of 2020 annual bonus
20PSU	Three-year PSU award for the performance period beginning January 1, 2020
21PSU	Three-year PSU award for the performance period beginning January 1, 2021
19RSU	Time-vesting restricted stock award granted February 13 and 14, 2019 and vesting in equal annual installments over three years
20RSU	Time-vesting restricted stock unit award granted February 12 and 13, 2020 and vesting in equal annual installments over three years
21RSU	Time-vesting restricted stock unit award granted February 10 and 11, 2021 and vesting in equal annual installments over three years
21RSU(hire)	Time-vesting RSU award granted January 4, 2021 and vesting in equal annual installments over three years
21RSU(SVP)	Time-vesting RSU award granted July 1, 2021 in connection with promotion to SVP and vesting in equal annual installments over three years
19RSU(hire)	Time-vesting RSU award granted January 7, 2019 and vesting in equal annual installments over three years
17PSU	Performance-vesting restricted stock unit award originally granted in September 2017 as an inducement to sign an offer letter agreement, scheduled to vest on September 18, 2022 subject to stock price and TSR performance conditions
17RSU	Performance-vesting restricted stock unit award originally granted in September 2017 as an inducement to sign an offer letter agreement and modified in December 2020 to a time-vesting RSU, scheduled to vest on September 18, 2022

[2] The amounts shown in this column for 19SLO awards are the actual numbers of restricted stock units earned by each named executive officer under the stock leverage opportunity feature of the Annual Incentive Plan for 2019. The 19SLO awards were made in the form of awards of restricted stock units that vested in March 2022. The amounts shown in this column for 20SLO awards are the actual numbers of restricted stock units earned by each named executive officer under the stock leverage opportunity feature of the Annual Incentive Plan for 2020. The 20SLO awards were made in the form of awards of restricted stock units that vest in March 2023, or earlier (a) upon termination of employment, other than for cause, with respect to the "principal portion" or (b) in case of death, disability or retirement with respect to the "premium portion."

[3] The market or payout values shown in this column are based on the closing price of common stock on December 31, 2021 of $67.47 per share as reported on the NYSE.

[4] The amounts shown in this column for 20PSU and 21PSU awards represent 100% of the target number of shares based on performance through December 31, 2021. The PSUs are not settled until after the end of the performance period when performance results are certified by the Compensation Committee, usually at the regularly scheduled meeting in February, which generally approximates three years after the original grant date.

Stock Vested in 2021

The following table shows the number of shares vested for stock awards for the named executive officers during 2021, as well as the value of the shares realized upon vesting.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Doheny	199,311	11,453,273
Mr. Stephens	—	—
Mr. Chammas	29,598	1,786,079
Mr. Pupkin	9,544	574,566
Ms. Willis	17,732	1,027,595
Mr. Sullivan	32,694	1,755,673

The value realized represents the gross number of shares or units that vested, multiplied by the closing market value of our common stock on the applicable vesting date, and includes any amounts that were withheld for applicable taxes. Certain awards that vested during 2021 may be paid during 2022, when performance results were certified or as the result of certain payment delays required by U.S. tax laws.

Pension Benefits in 2021

In 2021, no named executive officers were participants in the Sealed Air Corporation Combined Pension Plan, a tax-qualified defined benefit plan which is comprised of several component plans, all of which have been frozen for salaried employees.

Nonqualified Deferred Compensation in 2021

In 2021, no named executive officers participated in the Sealed Air Corporation Deferred Compensation Plan for Key Employees, an unfunded nonqualified deferred compensation plan designed to provide selected employees the opportunity to defer the payment of a portion of base salary and certain cash annual incentive compensation.

Each year the Deferred Compensation Plan for Key Employees permits participating employees to elect to defer (a) up to 50% of base salary for the year and (b) up to 100% of the cash annual incentive award for the year payable under our Annual Incentive Plan. Our Deferred Compensation Plan for Key Employees permits discretionary contributions by us. Participant account balances are credited with interest as determined by the Compensation Committee, which has determined that accounts will be adjusted monthly based on the Moody's Seasoned Aaa Corporate Bond Yield for that month.

A participant's account will be distributed based on the participant's payment election made at the time of deferral. A participant can elect to have deferrals credited to a "retirement account" to be paid in a lump sum or installments (over 5, 10 or 15 years) commencing the seventh month after termination of employment or at a later age or date selected by the participant. Alternatively, a participant can have up to two "in-service accounts" that will be payable in a lump sum or 5 annual installments on a date specified by the participant (or earlier upon a termination of employment).

Payments Upon Termination or Change in Control

We do not have any severance programs or agreements covering any of our named executive officers, except for the arrangements described below and benefits generally available to salaried employees, also noted below. We also have no programs or agreements providing any payments or benefits to our named executive officers in connection with a change in control, except as part of our equity compensation awards and Executive Severance Plan as discussed in more detail below. The following describes arrangements that address cash payments or other benefits to certain of our named executive officers following termination of employment:

Doheny Offer Letter Agreement

Mr. Doheny's 2017 Offer Letter includes severance protection if Mr. Doheny's employment is terminated by us without "cause" or by Mr. Doheny for "good reason" (as those terms are defined in the 2017 Offer Letter). If the termination of employment occurs other than within 24 months after a change in control, the cash severance equals two times the sum of his annual salary and target annual bonus. If the termination of employment occurs on or within 24 months after a change in control, the cash severance equals three times the sum of his annual salary and target annual bonus. Payments for a pro rata bonus and premiums for certain health benefits may also apply. The 2017 Offer Letter does not provide for any tax gross-ups for excise taxes for payments in connection with a change in control, and instead provides for a "best net" cutback consistent with our standard practice for other senior executives. Payment of severance is conditioned on Mr. Doheny providing us with a release of claims and complying with applicable covenants. Upon a termination without cause or with good reason on December 31, 2021, Mr. Doheny would have received the amount of severance benefits shown in the table below.

Sullivan Offer Letter Agreement

Mr. Sullivan's offer letter agreement includes certain special equity vesting in lieu of cash severance benefits under the Executive Severance Plan or otherwise. These special equity vesting provisions are described in more detail



below in the discussion regarding treatment of equity awards upon termination of employment. As Mr. Sullivan's employment term expired on March 31, 2021, pursuant to his extension letter agreement, Mr. Sullivan did not receive any cash severance payments.

Executive Severance Plan

Our Executive Severance Plan provides severance benefits upon a qualifying termination of employment to selected employees as designated by the Compensation Committee. Each of the named executive officers (other than Mr. Doheny and Mr. Sullivan) has been designated a participant in the Executive Severance Plan. Severance benefits are triggered under the Executive Severance Plan upon a termination of employment (other than by reason of death or disability) by us without "cause" or by the employee for "good reason" (as those terms are defined in the Executive Severance Plan). Severance benefits equal (a) one year of base salary and target annual bonus (payable over 12 months) and (b) continued health and welfare benefits for a period of 12 months.

If a termination without cause or for good reason occurs upon or within two years after a change in control, the employee is instead entitled to receive (a) a lump sum payment equal to two years of the sum of base salary plus target annual bonus, (b) continued health and welfare benefits for up to 18 months, and (c) accelerated vesting of all outstanding equity compensation awards. For this purpose, and consistent with the current provisions of our stockholder-approved 2014 Incentive Plan, accelerated vesting of any performance-based equity awards is based on assumed achievement of performance goals at the greater of target performance or actual performance measured through the last quarter preceding the change in control. Additional details on treatment of equity awards upon termination of employment or following a change in control can be found below.

Severance benefits are conditioned upon an employee giving us a general release of claims at the time of separation. Benefits are also conditioned upon an employee's compliance with certain restrictive covenants regarding non-disparagement, confidentiality, and non-competition (in addition to any other restrictive covenants to which an employee may be subject). No tax gross-ups are provided to any participant under the Plan in case of any excise taxes under Sections 280G and 4999 of the Internal Revenue Code as a result of payments under the Executive Severance Plan in connection with a change in control. If an employee covered by the Plan is also entitled to severance under an existing agreement with us, the terms of the individual severance agreement will control instead of the Plan.

The following table shows the total amount that would have been payable to the named executive officers (other than Mr. Sullivan) under the Executive Severance Plan, or, for Mr. Doheny, under his 2017 Offer Letter, in case of a qualifying termination on December 31, 2021.

Name	Termination Without Cause or With Good Reason—No Change in Control[1] ($)	Termination Without Cause or With Good Reason—Within 2 Years After a Change in Control[2] ($)
Mr. Doheny	5,588,932	8,365,122
Mr. Stephens	1,169,586	2,330,379
Mr. Chammas	1,295,545	2,585,066
Mr. Pupkin	816,364	1,624,546
Ms. Willis	755,744	1,502,810
Mr. Sullivan	—	—

[1] This column includes cash severance and estimated value of continued benefits for the applicable severance period.

[2] This column includes lump sum payments equal to two times of the sum of annual salary and target annual bonus, plus the estimated value of continued benefits for 18 months, except that for Mr. Doheny it includes (a) three times the sum of his annual salary and target annual bonus and (b) two times the cost of certain benefits. The column excludes the value of any accelerated vesting of equity compensation awards (see following table).

Our incentive award programs include provisions addressing the extent to which the award becomes vested and payable or is forfeited upon termination of employment. The following briefly describes the key features of these provisions. See also "—Additional Information about Annual and Long-Term Incentive Awards" for more details.

Annual Bonus Awards

Under our Annual Incentive Plan, employees must remain employed through the applicable payment date in order to be entitled to receive an annual bonus for a year; otherwise, payment of the annual bonus is at our discretion. Bonuses are paid during the month of March for the prior year, so termination of the named executive officers as of the end of 2021 would have meant that they were not entitled to receive a cash bonus or SLO award based on 2021 performance. For a termination of employment before the bonus payment date, the payment of an annual bonus is discretionary depending on the circumstances. Under his offer letter agreement, however, Mr. Doheny will receive a pro rata annual bonus in case of a termination without cause or for good reason. The annual bonus paid (as cash and/ or SLO award) under the Annual Incentive Plan to each named executive officer for 2021 was as follows: Mr. Doheny, $1,716,361; Mr. Chammas, $513,398; Mr. Stephens, $460,800; Mr. Pupkin, $270,000; and Ms. Willis, $286,587. These amounts may not represent the amounts that would have been awarded if the named executive officers had terminated employment at the end of 2021 for any of the reasons noted above. Mr. Sullivan received a completion bonus of $167,000 in 2021 but was not eligible for a bonus under the 2021 Annual Incentive Plan.

Restricted Stock and Restricted Stock Units

These awards will vest in full in case of death or disability before the scheduled vesting date and will generally forfeit for any other termination of employment before the scheduled vesting date with six exceptions. First, SLO awards that have been awarded as RSUs after the end of the performance year will vest in full upon retirement. Second, RSAs and RSUs will vest upon a termination of employment by us without cause or by the executive with good reason that occurs within two years after a change in control. Third, for SLO awards, the "principal portion" that would have otherwise been paid in cash vests in full upon any termination other than a termination for cause. Fourth, Mr. Doheny's 2017 Offer Letter, as amended, provides for prorated vesting of his new hire RSUs if he has been terminated without cause or terminates with good reason on or before September 18, 2022. Fifth, Mr. Sullivan's offer letter agreement includes certain special vesting provisions in lieu of cash severance benefits, as described further below. Sixth, within 90 days following the date of termination, the Compensation Committee can waive the forfeiture of RSAs or RSUs.

Performance Share Units

Termination of employment before the end of the performance period generally results in the forfeiture of any outstanding PSU awards with three exceptions. First, in case of death, disability or retirement before the end of the performance period, a pro rata number of the PSUs will become payable after the end of the performance period, based on the actual performance results for the performance period. Second, in case of a change in control followed within two years by a termination of employment without cause or by the executive with good reason (a "qualifying termination" for purposes of the table below), per the Executive Severance Plan, the PSUs will become payable as of the date of termination based on target performance (or actual performance through the quarter prior to the change in control, if greater). Third, Mr. Doheny's 2017 Offer Letter, as amended, provides for prorated vesting of his new hire PSUs (subject to actual performance results) if he has been terminated without cause or terminates with good reason on or before September 18, 2022. Fourth, Mr. Sullivan's offer letter agreement includes certain special vesting provisions in lieu of cash severance benefits, as described further below.

Mr. Sullivan's offer letter agreement included certain special equity vesting in lieu of cash severance benefits under the Executive Severance Plan or otherwise. These special equity vesting provisions are triggered if Mr. Sullivan's employment is terminated by us without "cause" or by Mr. Sullivan for "good reason" (as those terms are defined in the offer letter agreement), or upon completion of the term of that agreement, which was originally scheduled to end on December 31, 2020 but was extended to March 31, 2021. As those special equity vesting provisions were



triggered, all of Mr. Sullivan's outstanding equity awards fully vested, with any outstanding PSUs vesting at the "target" level of performance, and are included in the table under "Stock Vested in 2021."

The following table shows the amounts that would have been payable to the named executive officers (other than Mr. Sullivan) under these equity award programs for a termination of employment as of December 31, 2021, based on the closing price of our common stock of $67.47 as of December 31, 2021. All awards remain subject to the Recoupment Policy (discussed in "—Compensation Discussion and Analysis" above).

Name	Type of Award	Death or Disability ($)	Involuntary for Cause ($)	Involuntary (All Others)[1] ($)	Voluntary ($)	CIC Only ($)	CIC + Qualifying Termination[2] ($)
Mr. Doheny	17RSU(mod)[3]	2,361,450	—	2,023,915	—	—	2,361,450
	17PSU(mod)[3]	2,023,915	—	2,023,915	—	—	2,361,450
	PSU[4]	8,145,968	—	—	—	—	15,719,430
	RSU[5]	6,468,551	—	—	—	—	6,468,551
	SLO[6]	9,302,359		7,441,941	7,441,941		9,302,359
Mr. Stephens	PSU[4]	389,617	—	—	—	—	1,168,850
	RSU[5]	2,759,860	—	—	—	—	2,759,860
Mr. Chammas	PSU[4]	1,450,110	—	—	—	—	2,826,251
	RSU[5]	1,197,390	—	—	—	—	1,197,390
Mr. Pupkin	PSU[4]	604,487	—	604,487	604,487	—	1,204,677
	RSU[5]	725,100	—	—	—	—	725,100
Ms. Willis	PSU[4]	679,513	—	—	—	—	1,320,253
	RSU[5]	877,110	—	—	—	—	877,110

[1] For Mr. Doheny, amounts in this column also include amounts resulting from a termination of employment by Mr. Doheny for good reason.

[2] The column consists of amounts that would have been paid to the named executive officers if a change in control had occurred within the two-year period ending December 31, 2021 and a qualifying termination of employment had occurred at the end of 2021.

[3] These rows consist of amounts that would have been paid to Mr. Doheny in connection with the 2017 New Hire PSU award, as modified into a performance-vesting award (17PSU(mod)) and time-vesting award (17RSU(mod)). The amount for the 17PSU(mod) assumes the performance conditions are met. As noted above, Mr. Doheny's 2017 Offer Letter, as amended, provides for prorated vesting of his new hire awards (subject to actual performance results for the 17PSU(mod)) if he has been terminated without cause or terminates with good reason on or before September 18, 2022.

[4] These rows consist of amounts that would have been paid in connection with 2020 and 2021 three-year PSU awards. For the scenarios other than "CIC + qualifying termination," the PSUs are included assuming target performance. In the case of "CIC + qualifying termination," per the terms of the Executive Severance Plan under which each of the named executive officers participates (other than Mr. Sullivan), the amounts represent the full value of the awards based on target performance and are not prorated. In certain cases, vesting may be conditioned on the named executive officer first providing us with a release of claims. Because Mr. Pupkin was retirement eligible as of December 31, 2021, the amounts above under "Involuntary (all others)" and "Voluntary" represent the prorated values of those PSU awards.

[5] These rows consist of time-vesting restricted stock awards granted as part of 2019, 2020 and 2021 long-term incentive awards, and time-vesting new hire and promotion restricted stock unit awards granted to certain of the named executive officers as detailed in the table under "Outstanding Equity Awards at 2021 Fiscal Year-End.".

[6] This row consists of amounts that would have been paid to Mr. Doheny in connection with outstanding SLO awards. The amounts above under "Involuntary (all others)" and "Voluntary" represent the "principal portion" of the awards.

The benefits described or referenced above are in addition to benefits available generally to salaried employees upon termination of employment, such as, for employees in the United States, distributions under our 401(k) and Profit-Sharing Plan, non-subsidized retiree medical benefits, disability benefits and accrued vacation pay (if applicable).

CEO Pay Ratio

As required by applicable SEC rules, we are providing the following estimate of the relationship of the annual total compensation of our employees and the annual total compensation of Edward L. Doheny II, our President and CEO as of the end of 2021, our last completed fiscal year.

For 2021, the median of the annual total compensation of all our employees, other than our CEO, was $54,633, and the annual total compensation of our CEO, as reported in "Executive Compensation—2021 Summary Compensation Table" (and adjusted as noted below), was $9,695,289.

Based on this information, we reasonably estimate that for 2021 our CEO's annual total compensation was approximately 177 times that of the median of the annual total compensation of all our employees.

We took the following steps to identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee and our CEO.

- We determined that, as of December 31, 2021, our employee population consisted of approximately 16,500 individuals. This population consisted of our full-time, part-time and temporary employees employed with us as of the determination date.

- To identify the "median employee" from our employee population, we used total annual salary (including base wages for hourly employees) that each employee was paid for 2021 before any taxes, deductions, insurance, premiums and other payroll withholding, plus any 2021 target bonus amount. Salaries in foreign currency were translated into USD at the full year (statement of operations) exchange rates. We then identified three individuals, all within $18 of one another based on this consistently applied compensation measure and selected as the median employee the individual with our standard benefits. We did not use any statistical sampling techniques.

- For the annual total compensation of our median employee, we identified and calculated the elements of that employee's compensation for 2021 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, except that we also included the estimated value of certain broad-based group health and life benefits.

- For the annual total compensation of our CEO, we used the amount reported in the "Total" column in "Executive Compensation—2021 Summary Compensation Table." However, to maintain consistency between the annual total compensation of our CEO and the median employee, we also added the estimated value of certain broad-based group health and life benefits for our CEO to the amount reported in that table.

The CEO pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from ours, are likely not comparable to our CEO pay ratio.



Equity Compensation Plan Information

The following table provides information as of December 31, 2021 with respect to shares of common stock that may be issued under our 2014 Incentive Plan, the only equity compensation plan that was effective in 2021.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Remaining Available for Future Issuance Under Equity Compensation Plans (c)
Equity compensation plans approved by stockholders	2,977,908[1]	—	4,426,253[2]
Equity compensation plans not approved by stockholders	—	—	—
Totals	2,977,908	—	4,426,253

[1] Includes the following as of December 31, 2021:

- 274,296 performance share units awarded under the 2019 three-year PSU award. This number reflects that such awards are paid out based upon the achievement level equal to 132.5% of the target, as certified by the Organization and Compensation Committee in February 2022.

- 472,385 performance share units awarded under the 2020 three-year PSU award. This number reflects an assumption that such awards will be paid out at 165% of the target, based on current projected performance conditions.

- 302,665 performance share units awarded under the 2021 three-year PSU award. This number reflects an assumption that such awards will be paid out at 125% of the target, based on current projected performance conditions.

- 35,000 performance share units awarded to Mr. Doheny.

- 1,819,265 unvested restricted stock units.

- 74,297 deferred stock units held by non-employee directors.

[2] Comprised of 5,510,599 shares available as of December 31, 2021 for awards under the 2014 Incentive Plan (as disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021) plus 1,819,265 unvested restricted stock units and 74,297 deferred stock units held by non-employee directors, and less the number of shares reported under column (a) in the table above.

There is no exercise price for shares or units awarded under the 2014 Incentive Plan. There was no exercise price for deferred stock units credited to the accounts of non-employee directors in 2021.

Proposal 2. Ratification of Appointment of Independent Auditor for 2022

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements. In connection with this responsibility, the Audit Committee engages in an annual evaluation of the independent registered public accounting firm, including a review and evaluation of the lead audit partner. The Audit Committee considers, in particular, whether the retention of the firm is in the best interests of our Company and our stockholders, taking into account the firm's quality of service, the firm's institutional knowledge and experience, the firm's international capabilities, the firm's sufficiency of resources, the quality of the communication and interaction with the firm, and the firm's independence, objectivity and professional skepticism.

After assessing the qualifications, performance and independence of PricewaterhouseCoopers LLP, or PwC, which has served as the Company's independent external auditor since 2019, the Audit Committee considers PwC to be well-qualified and believes that the continued retention of PwC is in the best interest of Sealed Air and its stockholders. The Audit Committee therefore has approved the retention of PwC, an independent registered public accounting firm, as our independent external auditor to examine and report on our consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2022.

On February 25, 2022, the Audit Committee presented its conclusions regarding the selection and appointment of PwC as our independent auditors to the Board. Following this presentation, the Board voted unanimously to recommend that the stockholders vote to ratify the Audit Committee's selection of PwC as our independent registered public accounting firm for 2022. The Audit Committee and the Board believe that the continued retention of PwC as our independent auditors is in the best interest of Sealed Air and its stockholders.

Even if the proposal is approved, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm to serve as independent auditor at any time during the year.

We expect representatives of PwC to be present at the Annual Meeting. They will have the opportunity to make a statement and respond to appropriate questions.

The Board of Directors recommends a vote "FOR" the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2022.



Principal Independent Auditor Fees

The following table sets forth the aggregate fees billed to us by PwC for professional services rendered for the fiscal years ended December 31, 2021 and 2020:

	2021	2020
Audit Fees[1]	$7,611,849	$ 8,087,000
Audit-Related Fees[2]	300,000	31,000
Tax Fees[3]	1,243,107	2,623,000
All Other Fees[4]	16,900	10,000
Total Fees	$9,171,856	$10,751,000

[1] Includes services relating to the audit of the annual consolidated financial statements, audit of the effectiveness of internal control over financial reporting, review of quarterly consolidated financial statements, statutory audits, comfort letters, and consents and review of documentation for securities offerings.

[2] Includes due diligence activities associated with certain divestiture transaction for 2021 and other audit services relating to attestation documentation for tax projects and filings, and audit procedures for foreign pension plans for 2020.

[3] Includes services for global tax compliance and other tax projects.

[4] Includes fees for accounting related research and disclosure software.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires the Audit Committee or its chair to pre-approve all engagements with our independent auditor. These services include audit services, audit-related services and tax services. Each year, the Audit Committee must approve the independent auditor's retention to audit our financial statements, subject to ratification by the stockholders. The Audit Committee also approves the estimated fees associated with the audit before the audit begins. The Audit Committee or its chair also pre-approves any engagement of an auditing firm other than the independent auditor to perform a statutory audit for any of our subsidiaries. The Audit Committee or its chair pre-approved all audit, audit-related, tax and other services provided during 2021.

Report of Audit Committee

The Audit Committee of the Board of Directors consists entirely of members who meet the independence requirements of the listing standards of the New York Stock Exchange (NYSE), the rules and regulations of the SEC and the Standards for Director Independence of Sealed Air Corporation (Sealed Air), as determined by the Board of Directors, or the Board. The Board also determined that all Audit Committee members are financially literate in accordance with NYSE listing standards and each of Messrs. Ahmad and Keizer qualifies as an "audit committee financial expert" as defined by SEC rules. The Audit Committee is responsible for providing independent, objective oversight of the financial reporting processes and internal controls of Sealed Air. The Audit Committee is also responsible for the appointment, compensation, retention and oversight of Sealed Air's independent registered public accounting firm, including the selection of the firm's lead engagement partner. The Audit Committee operates under a written charter approved by the Board of Directors. A copy of the current charter is available on Sealed Air's website at *www.sealedair.com*.

Management is responsible for Sealed Air's system of internal control and financial reporting processes, for the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles and for the annual report on Sealed Air's internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of Sealed Air's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board, or PCAOB, and for issuing a report on the financial statements and the effectiveness of Sealed Air's internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. Audit Committee members do not serve as professional accountants or auditors for Sealed Air, and their functions are not intended to duplicate or certify the activities of Sealed Air's management or independent registered public accounting firm.

Consistent with its monitoring and oversight responsibilities, the Audit Committee met with management and PricewaterhouseCoopers LLP, or PwC, the independent registered public accounting firm of Sealed Air, to review and discuss the December 31, 2021 audited consolidated financial statements. Management represented that Sealed Air had prepared the consolidated financial statements in accordance with U.S. generally accepted accounting principles. The Audit Committee discussed with PwC the matters required by the PCAOB in accordance with Auditing Standard No. 1301, "Communications with Audit Committees."

The Audit Committee received from PwC the written communication that is required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," and the Audit Committee discussed with PwC that firm's independence. The Audit Committee also considered whether PwC's provision of non-audit services and the audit and non-audit fees paid to PwC were compatible with maintaining that firm's independence. On the basis of these reviews, the Audit Committee determined that PwC has the requisite independence.

Management completed the documentation, testing and evaluation of Sealed Air's system of internal control over financial reporting as of December 31, 2021 as required by Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee received periodic updates from management and PwC at Audit Committee meetings throughout the year and provided oversight of the process. Prior to filing Sealed Air's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, or the Form 10-K, with the SEC, the Audit Committee also reviewed management's report on the effectiveness of Sealed Air's internal control over financial reporting contained in the Form 10-K, as well as the Report of Independent Registered Public Accounting Firm provided by PwC and also included in the Form 10-K. PwC's report included in the Form 10-K related to its audit of Sealed Air's consolidated financial statements and the effectiveness of Sealed Air's internal control over financial reporting.



Based upon the Audit Committee's discussions with management and PwC and the Audit Committee's review of the information provided by, and the representations of, management and PwC, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements as of and for the year ended December 31, 2021 be included in Sealed Air's Annual Report on Form 10-K for the year ended December 31, 2021. The Audit Committee selected PwC as Sealed Air's independent registered public accounting firm for the fiscal year ending December 31, 2022, and recommended that the selection be submitted for ratification by the stockholders of Sealed Air.

Audit Committee

Henry R. Keizer, Chair
Zubaid Ahmad
Françoise Colpron
Suzanne B. Rowland

Proposal 3. Approval of Executive Compensation on Advisory Basis

Our stockholders have the opportunity at the Annual Meeting to vote to approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with SEC rules. At our 2017 Annual Meeting of Stockholders, we asked our stockholders to indicate if we should hold a "say-on-pay" vote every one, two or three years. Consistent with the recommendation of the Board of Directors, our stockholders indicated by advisory vote their preference to hold a "say-on-pay" vote annually. After consideration of the 2017 voting results, and based upon its prior recommendation, the Board elected to hold a stockholder "say-on-pay" vote annually.

Our compensation program is intended to provide appropriate and balanced incentives toward achieving our annual and long-term strategic objectives, to support a performance-oriented environment based on the attainment of goals and objectives intended to benefit us and our stockholders and to create an alignment of interests between our executives and our stockholders. This approach has resulted in our ability to motivate our existing executives and to attract new executives with the skills and attributes that we need. Please refer to "Executive Compensation—Compensation Discussion and Analysis" for an overview of the compensation of our named executive officers.

We are asking for stockholder approval of the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with SEC rules, which disclosures include the disclosures under "Executive Compensation—Compensation Discussion and Analysis," the compensation tables and the narrative discussion following the compensation tables. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement.

Accordingly, stockholders are being asked to vote on the following resolution:

> RESOLVED, that the stockholders of Sealed Air Corporation approve the compensation paid to Sealed Air Corporation's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

This vote is advisory and therefore not binding on Sealed Air, the Compensation Committee or the Board of Directors. However, the Board and its Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The Board recommends a vote "FOR" the approval of the compensation paid to our named executive officers, as disclosed in this Proxy Statement.



Questions and Answers About the Annual Meeting

Q: *When and where will the Annual Meeting be held?*

A: This year the Annual Meeting of Stockholders of Sealed Air Corporation, which we refer to below as the Annual Meeting, will be held via live audio webcast at *www.virtualshareholdermeeting.com/SEE2022*, beginning at 8:00 a.m., Eastern daylight time, on Thursday, May 26, 2022.

This year's annual meeting will again be a virtual meeting of stockholders conducted solely via live audio webcast. Each stockholder may participate in the Annual Meeting, including casting votes and submitting questions during the Annual Meeting, by accessing a live webcast at *www.virtualshareholdermeeting.com/SEE2022* and then using the 16-digit control number provided on the Notice of Internet Availability of Proxy Materials or proxy card being delivered to the stockholder. There will be no physical location for the Annual Meeting.

Online check-in to the Annual Meeting webcast will begin at 7:45 a.m., Eastern daylight time. We encourage you to allow ample time to log in to the meeting webcast and test your computer audio system.

Q: *Who may join the Annual Meeting?*

A: The live audio webcast of the Annual Meeting will be available for listening by the general public, but participation in the Annual Meeting, including voting shares and submitting questions, will be limited to stockholders. To ensure they can participate, stockholders and proxyholders should visit *www.virtualshareholdermeeting.com/SEE2022* and enter the 16-digit control number included on their Notice of Internet Availability of Proxy Materials or proxy card.

Q: *What materials have been prepared for stockholders in connection with the Annual Meeting?*

A: We are furnishing stockholders of record with the following proxy materials:

- our 2021 Annual Report to Stockholders, which includes our audited consolidated financial statements;

- this Proxy Statement for the 2022 Annual Meeting, which also includes a letter to stockholders from our President and Chief Executive Officer and a Notice of Annual Meeting of Stockholders; and

- for stockholders receiving printed copies of the 2021 Annual Report and Proxy Statement by mail, a proxy card for the Annual Meeting.

These materials were first made available on the Internet or mailed to stockholders on or about April 14, 2022.

Q: *Why was I mailed a Notice of Internet Availability of Proxy Materials rather than a printed set of proxy materials?*

A: In accordance with rules and regulations adopted by the SEC, we are furnishing the proxy materials to most stockholders by providing access via the Internet, instead of mailing printed copies. This e-proxy process expedites our stockholders' receipt of proxy materials, lowers our costs and reduces the environmental impact of the Annual Meeting.

The Notice of Internet Availability of Proxy Materials tells you how to access and review the proxy materials on the Internet and how to vote on the Internet. The Notice also provides instructions you may follow to request paper or e-mailed copies of our proxy materials.

Q: *Are the proxy materials available via the Internet?*

A: You can access the proxy materials for the Annual Meeting at *https://ir.sealedair.com/reports-filings/annual-meeting*.

Q: *What is a proxy?*

A: Because it is important that as many stockholders as possible be represented at the Annual Meeting, the Board of Directors is asking that you review the Proxy Statement carefully and then vote by following the instructions set forth on the Notice of Internet Availability of Proxy Materials or proxy card. In voting prior to the Annual Meeting, you will deliver your proxy to the Proxy Committee, which means you will authorize the Proxy Committee to vote your shares at the Annual Meeting in the way you instruct. The Proxy Committee consists of Edward L. Doheny II, Christopher J. Stephens, Jr. and Angel S. Willis. All shares represented by valid proxies will be voted in accordance with the stockholder's specific instructions.

Q: *What matters will the stockholders vote on at the Annual Meeting?*

A: Proposal 1.   Election of the following eight director nominees:

Elizabeth M. Adefioye	Zubaid Ahmad	Françoise Colpron
Edward L. Doheny II	Henry R. Keizer	Harry A. Lawton III
Suzanne B. Rowland	Jerry R. Whitaker	

Proposal 2.   Ratification of appointment of our independent auditor for 2022.

Proposal 3.   Approval, as an advisory vote, of 2021 executive compensation as disclosed in this Proxy Statement.

Q: *Who can vote at the Annual Meeting?*

A: Stockholders of record of our common stock at the close of business on March 28, 2022, the record date, will be entitled to vote at the Annual Meeting. A total of 146,082,455 shares of common stock were outstanding as of the record date. Each share outstanding on the record date will be entitled to one vote on each proposal.

Q: *What is a stockholder of record?*

A: A stockholder of record is a stockholder whose ownership of stock is reflected directly on the books and records of our transfer agent, Broadridge.

Q: *What does it mean for a broker or other nominee to hold shares in "street name"?*

A: If you beneficially own shares held in an account with a broker, bank or similar organization, that organization is the stockholder of record and is considered to hold those shares in "street name."

An organization that holds your beneficially owned shares in street name will vote in accordance with the instructions you provide. If you do not provide the organization with specific voting instructions with respect to a proposal, under the rules of the New York Stock Exchange the organization's authority to vote your shares will depend upon whether the proposal is considered a "routine" or non-routine matter.

- The organization generally may vote your beneficially owned shares on routine items for which you have not provided voting instructions to the organization. The only routine matter expected to be voted on at the Annual Meeting is the ratification of the appointment of our independent auditor for 2022 (Proposal 2).

- The organization generally may not vote on non-routine matters, including Proposals 1 and 3. Instead, it will inform the inspector of election that it does not have the authority to vote on those matters. This is referred to as a "broker non-vote."

For the purpose of determining a quorum, we will treat as present at the Annual Meeting any proxies that are voted on any of the three proposals to be acted upon by the stockholders, including abstentions or proxies containing broker non-votes.



Q: *How do I vote my shares if I do not attend the Annual Meeting?*

A: **If you are a stockholder of record**, you may vote your shares of our common stock prior to the Annual Meeting as follows:

- Via the Internet: You may vote via the Internet at www.proxyvote.com, in accordance with the voting instructions printed on the Notice of Internet Availability of Proxy Materials and the proxy card. Internet voting is available 24 hours a day until 11:59 p.m., Eastern daylight time, on May 25, 2022. You will be given the opportunity to confirm that your instructions have been recorded properly. If you vote via the Internet, you do not need to return a proxy card.

- By Telephone: If you receive a proxy card by mail, you may vote by calling +1-800-690-6903 and following the instructions provided on the telephone line. Telephone voting is available 24 hours a day until 11:59 p.m., Eastern daylight time, on May 25, 2022. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been recorded properly. If you vote by telephone, you do not need to return a proxy card.

- By Mail: If you receive a proxy card by mail, you may vote by returning the completed and signed proxy card in the postage-paid return envelope provided with the proxy card.

If you hold shares in street name, you may vote your shares of our common stock by following the voting instructions provided by your bank, broker or other nominee. In most instances, you will be able to do submit your voting instructions to your bank, broker or other nominee on the Internet, by telephone or by mail. Please refer to information from your bank, broker or other nominee on how to submit voting instructions.

For your information, voting via the Internet is the least expensive to Sealed Air, followed by telephone voting, with voting by mail being the most expensive. Also, you may help us to save the expense of a second mailing if you vote promptly.

Q: *How do I vote if I participate in Sealed Air's 401(k) and Profit-Sharing Plan?*

A: If you are a participant in our 401(k) and Profit-Sharing Plan, you can vote via the Internet or by using the proxy card to provide voting instructions to Fidelity Management Trust Company, or Fidelity, the trustee for the 401(k) and Profit-Sharing Plan, for the shares of common stock allocated to your plan account or accounts. Fidelity will vote your allocated shares in the plan in accordance with directions you provide by 11:59 p.m., Eastern daylight time, on May 23, 2022. If you do not provide timely voting instructions to Fidelity, the terms of the plan provide that Fidelity will vote your shares in the same proportion as shares it votes on behalf of participants who do provide timely voting instructions.

Q: *Can I vote at the Annual Meeting?*

A: If you are a stockholder of record, you generally will be able to vote during the Annual Meeting, whether or not you previously voted. If your shares are held in street name, you must obtain, from the broker, bank or other organization that holds your shares, the information required, including a 16-digit control number, in order for you to be able to participate in, and vote at, the Annual Meeting. You cannot vote shares allocated to your Sealed Air 401(k) and Profit-Sharing Plan account at the Annual Meeting.

Q: *Can I ask questions at the Annual Meeting?*

A: You may submit questions via the Internet during the Annual Meeting by participating in the webcast at *www.virtualshareholdermeeting.com/SEE2022*. Following adjournment of the formal business of the Annual Meeting, we will address appropriate general questions from stockholders regarding Sealed Air in the order in which the questions are received. If we receive substantially similar questions, we will group those questions together and provide a single response to avoid repetition. Additional information regarding the submission of questions during the Annual Meeting can be found in our 2022 Annual Meeting Rules of Conduct and Procedure, available at *www.virtualshareholdermeeting.com/SEE2022.*

Q: *Why is the Annual Meeting being conducted as a virtual meeting?*

A: The Board of Directors considers the appropriate format of our annual meeting of stockholders on an annual basis. This year the Board again chose a virtual meeting format for the Annual Meeting to facilitate broad stockholder attendance and equal participation, and equally, from any location around the world, at no cost. The virtual meeting format will allow our stockholders to engage with us at the Annual Meeting from any geographic location, using any convenient internet-connected devices, including smart phones and tablet, laptop or desktop computers. We will be able to engage with all stockholders as opposed to just those who can afford to travel to an in-person meeting. The virtual format allows stockholders to submit questions and comments during the meeting.

We are utilizing technology from Broadridge Financial Solutions, Inc., or Broadridge, a leading virtual meeting solution provider. The Broadridge platform is expected to accommodate most, if not all, stockholders. Both we and Broadridge will test the platform technology before going "live" for the Annual Meeting.

Q: *What should I do if I have questions about meeting access or procedures prior to the Annual Meeting?*

A: If you have any questions or concerns regarding meeting access or procedures prior to the Annual Meeting, you should call 1-704-503-8841 or send emails to *investor.relations@sealedair.com.*

Q: *What should I do if, during check-in or the meeting, I have technical difficulties or trouble accessing the virtual meeting website?*

A: Online check-in to the Annual Meeting webcast will begin at 7:45 a.m., Eastern daylight time on May 26, 2022. You should allow ample time to log in to the meeting webcast and test your computer audio system. During online check-in and continuing through the length of the Annual Meeting, we will have technicians standing by to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing the Annual Meeting during check-in or the meeting time, you should call 1-844-986-0822 (toll-free) or 1-303-562-9302 (toll line).

Q: *If I am unable to participate in the live audio webcast of the Annual Meeting, may I listen at a later date?*

A: An audio replay of the Annual Meeting will be posted and publicly available at *https://ir.sealedair.com/events-and-presentations* following the Annual Meeting and will remain publicly available for approximately one year. This audio replay will cover the entire Annual Meeting, including each stockholder question addressed during the Annual Meeting.

Q: *May I change my vote or revoke my proxy?*

A: If you are a stockholder of record, you may later change or revoke your proxy at any time before it is exercised by:

- voting via the Internet or telephone at a later time;

- submitting a completed and signed proxy card with a later date; or

- voting via the Internet at the Annual Meeting.



If you are a beneficial owner of shares held in street name, you should contact your bank, broker or other nominee for instructions as to whether, and how, you can change or revoke your proxy.

Q: *What happens if I do not give specific voting instructions?*

A: If you are a stockholder of record and you return a proxy card without giving specific voting instructions, the Proxy Committee will vote your shares in the manner recommended by the Board of Directors on all three proposals presented in this Proxy Statement and as the Proxy Committee may determine in its discretion on any other matters properly presented for a vote at the Annual Meeting.

If you are a beneficial owner of shares held in street name and do not provide specific voting instructions to the broker, bank or other organization that is the stockholder of record of your shares, the organization generally may vote your shares on routine matters but not on non-routine matters. The only routine matter expected to be voted on at the Annual Meeting is the ratification of the appointment of our independent auditor for 2022 (Proposal 2). If the organization does not receive instructions from you on how to vote your shares on either of Proposals 1 and 3, your shares will be subject to a broker non-vote and no vote will be cast on those matters. See "Q: What does it mean for a broker or other nominee to hold shares in 'street name'?" above.

Q: *What if other matters are presented at the Annual Meeting?*

A: If a stockholder of record provides a proxy by voting in any manner described in this Proxy Statement, the Proxy Committee will have the discretion to vote on any matters, other than the three proposals presented in this Proxy Statement, that are properly presented for consideration at the Annual Meeting. We do not know of any other matters to be presented for consideration at the Annual Meeting.

Vote Required for Election or Approval

Introduction

Holders who are present virtually or represented by proxy and who hold shares representing a majority of the votes eligible to be cast will constitute a quorum for the transaction of business at the Annual Meeting. For the purpose of determining a quorum, we will treat as present at the Annual Meeting any proxies that are voted on any matter to be acted upon by the stockholders, as well as abstentions or any proxies containing broker non-votes.

Proposal 1. Election of Directors

Each director will be elected by a vote of the majority of the votes cast with respect to that director, where a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" the director. We will not count shares voted to "abstain" for the purpose of determining whether a director is elected. Similarly, broker non-votes will not have any effect on the outcome of the election of directors since broker non-votes are not counted as "votes cast."

Under our Certificate of Incorporation, our Bylaws and the Delaware General Corporation Law, a director holds office until a successor is elected and qualified or until his or her earlier resignation or removal. Each of the eight nominees currently serves as a director. If any of the nominees who are currently in office is not elected at the Annual Meeting, then our Bylaws provide that the director shall offer to resign from the Board of Directors. The Nominating and Corporate Governance Committee will make a recommendation to the Board whether to accept or reject the resignation, or whether other actions should be taken. The Board will consider and act on the recommendation of the Nominating and Corporate Governance Committee and publicly disclose its decision and the rationale behind it within ninety days from the date of the certification of the election results. The director who offers his or her resignation will not participate in the decision of the Nominating and Corporate Governance Committee or the Board. If the Board accepts such resignation, then the Board may fill the vacancy resulting from that resignation or may reduce the number of directors that constitutes the entire Board so that no vacancy exists.

Proposal 2. Ratification of Appointment of Independent Auditor for 2022

The ratification of PricewaterhouseCoopers LLP as our independent auditor for the year ending December 31, 2022 requires the affirmative vote of a majority of the votes entitled to be cast and present virtually or represented by proxy at the Annual Meeting. Abstentions will be deemed present and, therefore, will count as votes against this proposal. Because this proposal is considered a routine matter, discretionary votes by brokers will be counted.

Proposal 3. Approval of 2021 Executive Compensation on an Advisory Basis

The approval, on an advisory basis, of our 2021 executive compensation requires the affirmative vote of a majority of the votes entitled to be cast and present virtually or represented by proxy at the Annual Meeting. Abstentions will be deemed present and, therefore, will count as votes against this proposal. Broker non-votes will have no effect on the outcome of this proposal, since broker non-votes are not counted as "votes entitled to be cast."



Stockholder Proposals and Business for 2023 Annual Meeting

Stockholder Proposals for Inclusion in the 2023 Proxy Statement

In order for stockholder proposals for the 2023 Annual Meeting of Stockholders to be eligible for inclusion in the Company's Proxy Statement and form of proxy card for that meeting, we must receive the proposals in proper written form at our corporate headquarters, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208, directed to the attention of the Corporate Secretary, no later than December 15, 2022. In addition, all proposals will need to comply with Rule 14a-8 of the Securities Exchange Act of 1934, which sets forth the requirements for the inclusion of stockholder proposals in our Company proxy materials.

Stockholder Director Nominations for Inclusion in the 2023 Proxy Statement

We have adopted a proxy access right to permit, under certain circumstances, a stockholder or a group of stockholders to include in our annual meeting Proxy Statement director candidates whom they have nominated. These proxy access provisions in our Bylaws provide, among other things, that a stockholder or group of up to 20 stockholders seeking to include director candidates in our annual meeting Proxy Statement must own, in the aggregate, at least 3% of the Company's outstanding common stock continuously for at least the previous three years. The number of shareholder-nominated candidates appearing in any meeting Proxy Statement cannot exceed the greater of 20% of our Board or two directors. Stockholder(s) and the nominee(s) must satisfy the other requirements outlined in our Bylaws. Notice of proxy access director nominees must be received in proper written form at our corporate headquarters, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208, directed to the attention of the Corporate Secretary, no earlier than December 27, 2022 and no later than January 26, 2023. Please refer to our Bylaws for the complete proxy access requirements.

Stockholder Director Nominations and Other Stockholder Proposals for Presentation at the 2023 Annual Meeting But Not Included in the 2023 Proxy Statement

Our Bylaws set forth the procedures you must follow in order to nominate a director for election or to present any other proposal at an annual meeting of our stockholders, other than nominations or proposals intended to be included in our Company proxy materials. In addition to any other applicable requirements, for director nominations or other business to be properly brought before the 2023 Annual Meeting by a stockholder, the stockholder must have given us timely notice thereof in proper written form, including all required information, at our corporate headquarters, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208, directed to the attention of the Corporate Secretary, between January 26, 2023 and February 25, 2023.

We have posted a copy of our Amended and Restated Bylaws on our website at *https://ir.sealedair.com/corporate-governance/highlights.*

Delivery of Documents to Security Holders Sharing an Address

SEC rules permit us to deliver a single copy of our 2021 Annual Report to Stockholders and this Proxy Statement, or one Notice of Internet Availability of Proxy Materials, to two or more stockholders who share an address, unless we have received contrary instructions from one or more of the security holders. This delivery method, which is known as "householding," can reduce our expenses for printing and mailing. Any stockholder of record at a shared address to which a single copy of the documents was delivered may request a separate copy of the 2021 Annual Report to Stockholders and this Proxy Statement, or a separate Notice of Internet Availability of Proxy Materials, as applicable, by (a) calling Shareholder Services at 1-704-503-8841, (b) sending a letter to us at Shareholder Services, 2415 Cascade Pointe Boulevard, Charlotte, North Carolina 28208, or (c) sending us an e-mail at *investor.relations@sealedair.com*. Stockholders of record who wish to receive separate copies of these documents in the future may also contact us as stated above. Stockholders of record who share an address and are receiving multiple copies of our annual reports to stockholders and proxy statements, or of our Notices of Internet Availability of Proxy Materials, may contact us as stated above to request delivery of a single copy of such documents. Stockholders who hold their shares in "street name" and who wish to obtain copies of these proxy materials should follow the instructions on their voting instruction forms or contact the holders of record.

Other Matters

We will pay all expenses of preparing, printing and mailing, and making available over the Internet, these proxy materials, as well as all other expenses of soliciting proxies for the Annual Meeting on behalf of the Board of Directors. Georgeson LLC will solicit proxies by personal interview, mail, telephone, facsimile, e-mail, Internet or other means of electronic transmission and will request brokerage houses, banks, and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of common stock held of record by these persons. We will pay a fee of $16,100 to Georgeson LLC for its services and will reimburse it for payments made to brokers and other nominees for their expenses in forwarding soliciting material. In addition, certain of our directors, officers and employees, who will receive no compensation in addition to their regular salary or other compensation, may solicit proxies by personal interview, mail, telephone, facsimile, e-mail, Internet or other means of electronic transmission.

On behalf of the Board of Directors,

Angel S. Willis
Vice President, General Counsel and Secretary

Charlotte, North Carolina
April 14, 2022



Annex A — Reconciliation of GAAP and Non-GAAP Financial Measures

This Proxy Statement contains information regarding Adjusted EBITDA, Adjusted EPS and free cash flow, which are non-U.S. GAAP financial measures used by the Company. Non-U.S. GAAP information does not purport to represent any similarly titled U.S. GAAP information and is not an indicator of our performance under U.S. GAAP. You are cautioned against placing undue reliance on these non-U.S. GAAP financial measures. Further, you are urged to review and consider carefully the adjustments made by management to the most directly comparable U.S. GAAP financial measure to arrive at these non-U.S. GAAP financial measures.

Adjusted EBITDA

We define Adjusted EBITDA as Earnings before Interest Expense, Taxes, Depreciation and Amortization, adjusted to exclude the impact of certain specified items ("Special Items"). Management uses Adjusted EBITDA as one of many measures to assess the performance of the business. Additionally, Adjusted EBITDA is the performance metric used by the Company's chief operating decision maker to evaluate performance of our reportable segments. The following table shows a reconciliation of U.S. GAAP Net Earnings from continuing operations to non-U.S. GAAP Consolidated Adjusted EBITDA from continuing operations:

	Year Ended December 31,	
(In millions)	2021	2020
Net earnings from continuing operations	$ 491.2	$ 484.1
Interest expense, net	167.8	174.4
Income tax provision	225.0	142.1
Depreciation and amortization, net of adjustments	232.2	216.5
Special Items:		
Restructuring charges	14.5	11.0
Other restructuring associated costs	16.5	19.5
Foreign currency exchange loss due to highly inflationary economies	3.6	4.7
Loss on debt redemption and refinancing activities	18.6	—
Increase in fair value of equity investments	(6.6)	(15.1)
Impairment of debt investment	8.0	—
Charges related to acquisition and divestiture activity	2.6	7.1
Gain on sale of Reflectix	(45.3)	—
Other Special Items	3.5	6.8
Pre-tax impact of Special Items	15.4	34.0
Non-U.S. GAAP Consolidated Adjusted EBITDA from continuing operations	**$1,131.6**	**$1,051.1**

Adjusted Net Earnings and Adjusted Earnings Per Share

Adjusted Net Earnings and Adjusted Earnings Per Share ("Adjusted EPS") are also used by the Company to measure total company performance. We define Adjusted Net Earnings as U.S. GAAP net earnings from continuing operations excluding the impact of Special Items. Adjusted EPS is defined as our Adjusted Net Earnings divided by the number of diluted shares outstanding. The following table shows a reconciliation of U.S. GAAP Net Earnings and Diluted Earnings per Share from continuing operations to non-U.S. GAAP Adjusted Net Earnings and Adjusted EPS from continuing operations:

	Year Ended December 31,			
	2021		2020	
(In millions, except per share data)	Net Earnings	Diluted EPS	Net Earnings	Diluted EPS
U.S. GAAP net earnings and diluted EPS from continuing operations[1]	**$491.2**	**$ 3.22**	**$484.1**	**$ 3.10**
Special Items[2]	49.6	0.33	14.3	0.09
Non-U.S. GAAP adjusted net earnings and adjusted diluted EPS from continuing operations	**$540.8**	**$ 3.55**	**$498.4**	**$ 3.19**
Weighted average number of common shares outstanding – Diluted		**152.4**		**156.0**

[1] Net earnings per common share are calculated under the two-class method.
[2] Includes pre-tax Special Items, less Tax Special Items and the tax impact of Special Items as shown in the table below.

	Year Ended December 31,	
(In USD millions, except per share data)	2021	2020
Pre-tax impact of Special Items	**15.4**	**34.0**
Tax impact of Special Items and Tax Special Items	34.2	(19.7)
Net impact of Special Items	**$ 49.6**	**$ 14.3**
Weighted average number of common shares outstanding – Diluted	**152.4**	**156.0**
Gain (Loss) per share impact from Special Items	**$ (0.33)**	**$ (0.09)**

Free Cash Flow

In addition to net cash provided by operating activities, we use free cash flow as a useful measure of performance and an indication of the strength and ability of our operations to generate cash. We define free cash flow as cash provided by operating activities less capital expenditures (which is classified as an investing activity). Free cash flow does not represent residual cash available for discretionary expenditures, including certain debt servicing requirements or non-discretionary expenditures that are not deducted from this measure. The following table shows a reconciliation of U.S. GAAP Cash flow provided by operating activities to non-U.S. GAAP free cash flow:

(In millions)	Year Ended December 31, 2021
Cash flow provided by operating activities	$ 709.7
Capital expenditures	(213.1)
Non-U.S. GAAP free cash flow	**$ 496.6**

